SIDLEY AUSTIN LLP
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yshimada@sidley.com

F [redacted]

07027886

November 8, 2007

VIA FEDERAL EXPRESS

SUPPL

Mr. Michael Coco
Office of International Corporation Finance
Stop 3-2
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Nippon Commercial Investment Corporation
(File No. 82-35064)

Dear Mr. Coco:

In connection with the exemption of Nippon Commercial Investment Corporation (the "Issuer") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the materials listed in Annex A on behalf of the Issuer.

Should you have any questions regarding this matter, please do not hesitate to contact me or Reiko Noda (212-839-7304; rnoda@sidley.com).

Kindly acknowledge receipt of this letter and the enclosed materials by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

Yoshiki Shimada

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Enclosures

cc: Mr. Tetsuya Saito, Mr. Tomoyuki Iwama, Ms. Hina Inoue
Pacific Commercial Investment Corporation (w/o attachments)

LIST OF INFORMATION OR DOCUMENTS* THAT
THE ISSUER HAS MADE PUBLIC, FILED OR DISTRIBUTED
FROM DECEMBER 2006 THROUGH MAY 2007

I. REQUIREMENTS UNDER JAPANESE LAW

1. Periodic Securities Report (*Yukashoken Houkokusho*) dated May 28, 2007 (in Japanese – no English translation); see below for brief description.

   Periodic Securities Report (*Yukashoken Houkokusho*), submitted to the Kanto Local Finance Bureau in relation to the second fiscal period of the Issuer. This report contains an outline of the Issuer, its investment policy, risk factors, fees and taxes, management conditions, summary of its administrative affairs, summary of the unitholders' rights, summary of the related parties, financial statements, summary of its then current portfolio and other matters.

II. REQUIREMENTS OF THE TSE

1. Notice of Borrowing (Consent to Partial Assignment of Loan Obligations), dated December 7, 2006 (Exhibit II.1) (English translation attached).

2. Notice of Borrowing (Purchase of Interest Rate Cap), dated December 7, 2006 (Exhibit II.2) (English translation attached).

3. Notice of Acquisition of Rating, dated December 12, 2006 (Exhibit II.3) (English translation attached).

4. Notice of Borrowing (Change in Interest Rate), dated December 12, 2006 (Exhibit II.4) (English translation attached).

5. Notice of Acquisition of Rating, dated December 14, 2006 (Exhibit II.5) (English translation attached).

6. Notice of Acquisition of Asset, dated December 18, 2006 (Exhibit II.6) (English translation attached).

7. Notice of Borrowing, dated December 18, 2006 (Exhibit II.7) (English translation attached).

8. Notice of Borrowing (Determination of Interest Rate), dated December 20, 2006 (Exhibit II.8) (English translation attached).

* Except as otherwise noted in this list, the information and documents listed were originally prepared in the Japanese language. English translations, versions or summaries of some of the information and documents listed above have been prepared by the Issuer and are enclosed herewith. For any information or documents that the Issuer has not prepared English translations, versions or summaries, a brief description of each such information or document has been included in this list.

9. Notice of Borrowing (Determination of Interest Rate), dated December 25, 2006 (Exhibit II.9) (English translation attached).

10. Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period), dated December 25, 2006 (Exhibit II.10) (English translation attached).

11. (Amended) Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period), dated December 25, 2006 (Exhibit II.11) (English translation attached).

12. Notice of Borrowing (Purchase of Interest Rate Cap), dated January 18, 2007 (Exhibit II.12) (English translation attached).

13. Notice of Occupancy Rates of Properties (as of the end of December 2006), dated January 18, 2007 (Exhibit II.13) (English translation attached).

14. Notice of Borrowing (Status of Interest-Bearing Debt), dated January 30, 2007 (Exhibit II.14) (English translation attached).

15. Notice of Changes in the Names of Portfolio Assets, dated March 19, 2007 (Exhibit II.15) (English translation attached).

16. Notice of Borrowing (Determination of Interest Rate), dated March 23, 2007 (Exhibit II.16) (English translation attached).

17. Notice of Borrowing, dated March 28, 2007 (Exhibit II.17) (English translation attached).

18. Notice of Borrowing (Establishment of Commitment Line), dated March 28, 2007 (Exhibit II.18) (English translation attached).

19. Notice of Issuance of the Investment Corporation Bonds, dated April 6, 2007 (Exhibit II.19) (English translation attached).

20. Notice of Acquisition of Asset, dated April 16, 2007 (Exhibit II.20) (English translation attached).

21. Notice of Acquisition of Asset, dated April 17, 2007 (Exhibit II.21) (English translation attached).

22. Brief Statement of Periodic Financial Results and Forecasts (*Kessan Tanshin*) for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007), dated April 25, 2007 (Exhibit II.22) (English translation attached).

23. (Amended) Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007), dated April 27, 2007 (Exhibit II.23) (English translation attached).

24. Notice of Borrowing (Status of Interest-Bearing Debt), dated May 7, 2007 (Exhibit II.24) (English translation attached).

25. Notice of Examination on Elevator Manufacture and Maintenance, dated May 7, 2007 (Exhibit II.25) (English translation attached).

26. Notice of Acquisition of Asset (Determination of Scheduled Acquisition Date and Commission), dated May 29, 2007 (Exhibit II.26) (English translation attached).

27. (Follow-Up) Notice of Examination on Elevator Manufacture and Maintenance, dated May 30, 2007 (Exhibit II.27) (English translation attached).

28. Notice of Organizational and Personnel Changes at Asset Manager, dated May 31, 2007 (Exhibit II.28) (English translation attached).

29. Notice of Borrowing (Status of Interest-Bearing Debt), dated May 31, 2007 (Exhibit II.29) (English translation attached).

Exhibit II.1

Notice of Borrowing (Consent to Partial Assignment of Loan Obligations), dated December 7, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 7, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Consent to Partial Assignment of Loan Obligations)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to partial assignment of loan obligations relating to its borrowings announced in the "Notice of Borrowing," dated September 25, 2006, and in the "Notice of Borrowing," dated September 26, 2006, as follows.

1. Loan Obligations and Amount Scheduled to be Assigned and Scheduled Date of Assignment

(1) Financial institution that currently owns Investment Corporation's loan obligation: Mizuho Corporate Bank, Ltd.
Financial institution to which Investment Corporation's loan obligation is expected to be assigned: Sumitomo Mitsui Banking Corporation

(i) Loan obligation scheduled to be assigned: Individual loan agreement (C) (Term Loan C: 3-year term)
(ii) Amount scheduled to be assigned: 5 billion yen
(iii) Scheduled date of assignment: December 11, 2006

(2) Financial institution that currently owns Investment Corporation's loan obligation: Sumitomo Mitsui Banking Corporation
Financial institution to which Investment Corporation's loan obligation is expected to be assigned: The Norinchukin Bank

(i) Loan obligation scheduled to be assigned: Individual loan agreement (C)

[ENGLISH TRANSLATION]

(Term Loan C: 3-year term)

(ii) Amount scheduled to be assigned: 5 billion yen

(iii) Scheduled date of assignment: December 11, 2006

(Note) This is re-assignment of the loan obligation from Sumitomo Mitsui Banking Corporation to The Norinchukin Bank, to be undertaken after the completion of the assignment from Mizuho Corporate Bank, Ltd. to Sumitomo Mitsui Banking Corporation under the (1) above.

(3) Financial institution that currently owns Investment Corporation's loan obligation: Sumitomo Mitsui Banking Corporation

Financial institution to which Investment Corporation's loan obligation is expected to be assigned: The Norinchukin Bank

(i) Loan obligation scheduled to be assigned: Individual loan agreement (C) (Term Loan C: 3-year term)

(ii) Amount scheduled to be assigned: 5 billion yen

(iii) Scheduled date of assignment: December 11, 2006

2. Reason for Consenting to Assignment of Loan Obligations

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (C), dated September 25, 2006, the Investment Corporation recently received a notice requesting it to consent to a partial assignment of loan obligations from the financial institutions that currently own Investment Corporation's loan obligation to the financial institutions to which Investment Corporation's loan obligations are expected to be assigned as outlined above.

With the objective of further diversifying the sources of procuring its funds, the Investment Corporation has continuously negotiated to expand the selection of financial institutions from which funds can be borrowed even after its listing on the Real Estate Investment Trust (REIT) Section of the Tokyo Stock Exchange, Inc. The Investment Corporation has decided to consent to the request because the assignments matched such objective of the Investment Corporation.

Since the financial institutions to which Investment Corporation's loan obligations are expected to be assigned will take over the existing agreements from the financial institutions that currently own Investment Corporation's loan obligations, there will be no change to the contents of the agreements, including the loan terms and conditions.

Exhibit II.2

Notice of Borrowing (Purchase of Interest Rate Cap), dated December 7, 2006 (English Translation).

FILE NO. 82-35064
EXHIBIT II.2

[ENGLISH TRANSLATION]

December 7, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Purchase of Interest Rate Cap)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to purchase an interest rate cap as described below.

1. Reason for the Purchase of an Interest Rate Cap

This purchase of an interest rate cap is intended to hedge the risk of interest rate fluctuations of (1) the 17,000 million yen portion of Term Loan B (term: 2 years; 17,000 million yen) and (2) the 3,500 million yen portion of Term Loan D (term: 2 years and 10 months; 3,500 million yen) that have a relatively high risk of interest rate fluctuations compared to the other loans taken out by the Investment Corporation, which the Investment Corporation has not yet implemented a hedging transaction against interest rate fluctuation risk.

2. Details of the Interest Rate Cap Purchased

(1) Sellers:	Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd.
Notional principal:	17 billion yen
Start date:	December 27, 2006
End date:	September 27, 2008
Applicable interest rate:	JBA 3-month TIBOR
Interest rate reset date:	On the 27th of every March, June, September and December (or the next business day when the interest rate reset date is a holiday, unless the next business day is in the following month in which case it shall be the business day preceding the interest rate reset date)

[ENGLISH TRANSLATION]

	Strike rate:	0.95%
	Cap premium:	73,950,000 yen (0.435% of notional principal)
(2)	Sellers:	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	Notional principal:	3.5 billion yen
	Start date:	December 27, 2006
	End date:	September 27, 2009
	Applicable interest rate:	JBA 3-month TIBOR
	Interest rate reset date:	On the 27th of every March, June, September and December (or the next business day when the interest rate reset date is a holiday, unless the next business day is in the following month in which case it shall be the business day preceding the interest rate reset date)
	Strike rate:	1.05%
	Cap premium:	33,950,000 yen (0.97% of notional principal)

3. Future Prospects

The Investment Corporation believes that the impact of the purchase of the interest rate cap on its management performance for the fiscal period ending February 2007 (from September 1, 2006 to February 28, 2007) is immaterial, and thus has not made any changes to its management forecasts.

[Reference: About Interest Rate Caps]

If an interest rate cap is purchased, the seller of the interest rate cap pays the buyer of the interest rate cap an interest on the notional principal at a rate equal to the difference that the applicable interest rate rises above the strike rate when the applicable interest rate exceeds the strike rate. Consequently, the buyer of the interest rate cap can in effect hedge the interest rate burden that is in excess of the strike rate.

Exhibit II.3

Notice of Acquisition of Rating, dated December 12, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 12, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Rating

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has acquired today the following issuer rating from Rating and Investment Information, Inc. ("R&I").

R&I	Issuer rating:	A
	Rating outlook:	Stable

Please refer to R&I for a definition of the above rating and other details.

The Investment Corporation intends to continue to undertake its management with the goal of maximizing its value by securing stable earnings and steadily increasing its portfolio size while striving to maintain a sound financial standing.

(Reference)
An R&I issuer rating is R&I's opinion regarding an issuer's overall capacity to repay all of the financial obligations assumed by the issuer.

A rating outlook is R&I's opinion concerning the medium-term prospects for an issuer rating and is expressed as being "positive," "negative," "stable," etc.

•Rating and Investment Information, Inc. (English website): http://www.r-i.co.jp/eng/

Exhibit II.4

Notice of Borrowing (Change in Interest Rate), dated December 12, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 12, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Change in Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") obtained an issuer rating from a credit rating agency as announced in the "Notice of Acquisition of Rating," dated December 12, 2006.

Consequently, the Investment Corporation hereby informs you of the decision to change the interest rates on the existing loans pursuant to the respective agreements.

1. Reason for Change

   Pursuant to the provisions contained in the master agreement, dated September 25, 2006, the individual loan agreements (A), (B) and (C), each dated the date of such master agreement and the individual loan agreement (D), dated November 28, 2006, the spread (premium over the base interest rate) for the applicable interest rate has been changed effective from the next interest payment reflecting the Investment Corporation's receipt of higher than pre-determined level of rating in the agreements.

2. Details of Change

   (1) Term Loan A (term: 1 year)
      (i) Lenders: Aozora Bank, Ltd.
      Mizuho Corporate Bank, Ltd.
      Shinsei Bank, Limited
      The Bank of Tokyo-Mitsubishi UFJ, Ltd.
      Mitsubishi UFJ Trust and Banking Corporation

[ENGLISH TRANSLATION]

		The Sumitomo Trust and Banking Co., Ltd.
(ii)	Loan amount:	36,000 million yen
(iii)	Interest rate before change:	JBA 3-month TIBOR + 0.4%
(iv)	Interest rate after change:	JBA 3-month TIBOR + 0.3% However, the rate applicable for the period between September 27, 2006 (inclusive) and December 26, 2006 (inclusive) remains unchanged at 0.84%.
(v)	Effective date for interest rate change:	December 27, 2006
(vi)	Other:	Other details remain unchanged.

(2) Term Loan B (term: 2 years)

(i)	Lenders:	Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. The Sumitomo Trust and Banking Co., Ltd. The 77 Bank, Ltd.
(ii)	Loan amount:	17,000 million yen
(iii)	Interest rate before change:	JBA 3-month TIBOR + 0.5%
(iv)	Interest rate after change:	JBA 3-month TIBOR + 0.35% However, the rate applicable for the period between September 27, 2006 (inclusive) and December 26, 2006 (inclusive) remains unchanged at 0.94%.
(v)	Effective date for interest rate change:	December 27, 2006
(vi)	Other:	Other details remain unchanged.

(3) Term Loan C (term: 3 years)

(i)	Lenders:	Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Sumitomo Trust and Banking Co., Ltd. Resona Bank, Ltd. Mitsui Sumitomo Insurance Company, Limited The Norinchukin Bank
(ii)	Loan amount:	38,000 million yen
(iii)	Interest rate before change:	JBA 3-month TIBOR + 0.55%
(iv)	Interest rate after change:	JBA 3-month TIBOR + 0.40% However, the rate applicable for the period between September 27, 2006 (inclusive) and December 26, 2006 (inclusive) remains unchanged at 0.99%.
(v)	Effective date for interest rate change:	December 27, 2006
(vi)	Other:	Other details remain unchanged.

[ENGLISH TRANSLATION]

(4) Term Loan D (term: 2 years and 10 months)

(i)	Lender:	The Chuo Mitsui Trust and Banking Company, Limited
(ii)	Loan amount:	3,500 million yen
(iii)	Interest rate before change:	JBA 3-month TIBOR + 0.55%
(iv)	Interest rate after change:	JBA 3-month TIBOR + 0.40% However, the rate applicable for the period between November 28, 2006 (inclusive) and December 26, 2006 (inclusive) remains unchanged at 0.91364%.
(v)	Effective date for interest rate change:	December 27, 2006
(vi)	Other:	Other details remain unchanged.

The rate applicable on and after December 27, 2006 to each term loan is yet to be determined and will be notified at a later date once it has been determined.

3. Future Prospects

The Investment Corporation will announce the expected impact of the change in interest rates on its management performance for the fiscal periods ending February 2007 (from September 1, 2006 to February 28, 2007) and August 2007 (from March 1, 2007 to August 31, 2007) at a later date once it has been ascertained in consideration of future conditions.

Exhibit II.5

Notice of Acquisition of Rating, dated December 14, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 14, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Rating

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has acquired today the following issuer rating from Moody's Investors Service, Inc. ("Moody's").

Moody's Issuer rating:	A3
Rating outlook:	Stable

Please refer to Moody's for a definition of the above rating and other details.

The Investment Corporation intends to continue to undertake its management with the goal of maximizing its value by securing stable earnings and steadily increasing its portfolio size while striving to maintain a sound financial standing.

(Reference)
A Moody's issuer rating is Moody's opinion regarding an issuer's capacity to honor its senior unsecured financial obligations and contracts.

A rating outlook is Moody's opinion concerning the medium-term prospects for an issuer rating and is expressed as being "positive," "negative," "stable," etc.

•Moody's Investors Service, Inc. (English website): http://www.moodys.com/

Exhibit II.6

Notice of Acquisition of Asset, dated December 18, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 18, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Asset

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to acquire the following property as detailed below.

1. Overview of Acquisition

(1) Property Number and Name	Office A-24 Mejiro Toyo Building (the "Property")
(2) Asset Type	Trust beneficial interests representing beneficial interests in a trust that holds title to a property (trust beneficial interests in real estate)
(3) Acquisition Price	2,008,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Date on which Purchase Agreement has been Entered	December 22, 2006
(5) Scheduled Acquisition Date	December 22, 2006
(6) Seller	Sky Line Y.K.
(7) Financing	Cash on hand and debt financing

Please refer to the "Notice of Borrowing" released separately today for details relating to the debt financing.

2. Reason for Acquisition

The Investment Corporation will acquire the Property pursuant to its articles of

incorporation and investment policy for the following reason.

(1) Reason	Although the Property does not meet the minimum floor space standard (total floor space of at least 500 *tsubos*) for the acquisition of office properties in the urban area of Tokyo (Shinjuku/Ikebukuro zone), the decision to acquire the Property was made because the Property was deemed to be capable of enhancing the growth potential and stability of the portfolio considering the following property characteristics.
(2) Property Characteristics	(i) Location Attributes and Profitability The Property is situated within an approximately 1-minute walking distance to the northwest of Mejiro Station on the JR Yamanote Line in a commercial area facing Mejiro Dori, a street which is concentrated by small- and medium-size stores, offices, etc. The Property has its nearest station in close proximity and its building boasts high visibility. The area behind the Property is the Shimo-Ochiai and Mejiro district that is a prime residential area. As there are only a few high-quality rental office properties despite financial institutions and other business entities, etc. being keen to expand their offices, the concerned area maintains steady rent levels and stable occupancy rates. Based on these factors, the Property is recognized to have locational advantage and visibility as well as high profitability at present and in the future, and thus has high scarcity value. (ii) Building Features The Property's occupancy rate as of today is 100%, with the 1st through the 3rd floors and part of the 4th floor occupied by a bank and part of the 4th floor and the 5th through the 8th floors occupied by business entities. Granite is used on the floors and walls of the entrance hall on the 1st floor, and porcelain tiles and some spray-on coating are used on exterior walls. A rental unit on a standard floor has a ceiling height of no less than 2.5m and individual air-conditioning systems are employed.

3. Description of Asset to be Acquired

(1) Property Number and Name	Office A-24 Mejiro Toyo Building
(2) Type of Specified Asset	Trust beneficial interests representing beneficial interests in a trust that holds title to a property (trust beneficial interests in real estate)
(3) Acquisition Price	2,008,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Trustee	Mitsubishi UFJ Trust and Banking Corporation
(5) Trust Maturity Date (Note 1)	March 10, 2015
(6) Location (residential indication)	3-14-3 Mejiro, Toshima-ku, Tokyo
(7) Use (Note 2)	Bank and office
(8) Structure	SRC with flat roof; 8F

[ENGLISH TRANSLATION]

(9) Area/Floor Space	Lot Size	311.07m^2
	Floor Space	1,413.80m^2
(10) Form of Ownership	Land	Ownership
	Building	Ownership
(11) Construction Completion Date		March 20, 1989
(12) PML	PML Percentage	9.96%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(13) Tenant Conditions	Total No. of Tenants (Note 3)	1 (3)
	Occupancy Rate at Acquisition	100%
(14) Collateral		Unsecured

(Note 1) The Investment Corporation intends to change the date to December 31, 2016 promptly after acquiring the Property.

(Note 2) The abovementioned use is the use indicated on the registry.

(Note 3) Indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

4. Overview of Real Estate Appraisal Report

(1) Real Estate Appraiser		All Real Estate Appraisers Network Co., Ltd.
(2) Appraised Date		December 1, 2006
(3) Appraised Price		2,200,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		2,241,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	119,714 thousand yen
	Net Cash Flow (NCF)	116,543 thousand yen
	Cap Rate	5.2%
(5) Price using the DCF Method		2,162,000,000 yen
	Discount Rate	5.0%
	Terminal Cap Rate	5.4%
(6) Price using the Cost Approach		787,000,000 yen
	Land Ratio	76.7%
	Building Ratio	23.3%
(7) Relationship with the Investment Corporation or the Asset Manager		None

5. Overview of the Seller

(1) Company Name	Sky Line Y.K.
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Masanori Nakatsu

[ENGLISH TRANSLATION]

(4) Paid-in Capital	3,000 thousand yen (as of December 18, 2006)
(5) Major Shareholder	Ruby Realty Yugen Sekinin Chukan Hojin (as of December 18, 2006)
(6) Line of Business	1. Purchasing, leasing, managing, owning and selling real estate 2. Purchasing, holding and selling trust beneficial interests in real estate 3. All other businesses incidental or relating to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	The company is a consolidated subsidiary of Pacific Management Corporation, which is a shareholder of the Investment Corporation's asset manager, and is deemed to be a related party of the asset manager (which has the same meaning as defined in the asset manager's policies regarding related party transactions; the same hereafter). Pacific Management Corporation holds 100% of the asset manager's equity interest.

6. Status of Parties Relating to the Acquisition of Property

Property Name (Location)	Office A-24 Mejiro Toyo Building (Toshima ward, Tokyo)	
Status of Titleholders, etc. to the Property	Current Titleholder / Trust Beneficial Interest Holder	Prior Titleholder / Trust Beneficial Interest Holder
Name of Company/Person	Sky Line Y.K.	A party other than a related party
Relationship with Related Party	Consolidated subsidiary of the asset manager's shareholder	–
Acquisition Background, Reason, etc.	Acquired for bridge purposes to the Investment Corporation	–
Acquisition Price (including other expenses)	2,007 million yen	–
Acquisition Timing	September 2006	–

7. Overview of the Broker

(1) Company Name	Pacific Management Corporation
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Masaru Takatsuka, Representative Director

[ENGLISH TRANSLATION]

(4) Commission	60,240,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	Pacific Management Corporation is a shareholder of the asset manager of the Investment Corporation and is deemed to be a related party of the asset manager. Pacific Management Corporation holds 100% of the asset manager's equity interest.

8. Matters concerning the Design, etc. of the Asset to be Acquired

Property Number and Name	Office A-24 Mejiro Toyo Building
(1) Owner (Note 1)	Sanwa Tatemono Co., Ltd.
(2) Building Contractor	Sanwa Tatemono Co., Ltd.
(3) Building Designer	Sanwa Tatemono Co., Ltd.
(4) Structural Designer (Note 2)	Unknown
(5) Building Verification Agency	Local government building official (Toshima ward)
(6) Building Verification Inspection Agency	Local government building official (Toshima ward)
(7) Special Notation (Note 2)	The Investment Corporation asked Sompo Japan Risk Management, Ltd., which is an independent third party institution, to verify the data entered, assumption and result of the calculation contained in the structural calculation document of the property, has received a written report (report on the verification of structural calculation document, etc.) stating that the structural calculation document and structural drawings contain no particular items that suggest fabrication, etc. and no particular items that question the earthquake resistance compliance of the Property with the Building Standards Law of Japan at the time of design, and confirmed the above points.

(Note 1) A name of the owner at the time of the filing of an application for building confirmation is indicated. After a notice of change in owner, etc. had been submitted with the Tokyo Metropolitan Government Toshima City Office on March 3, 1989, the name of the owner has changed to Toyo Real Estate Co., Ltd. as of March 7, 1989.

(Note 2) Since the original structural calculation document at the time of the construction is missing, the structural strength has been verified utilizing the structural calculation document recreated based on the structural drawings.

9. Related Party Transactions Involving the Asset Manager with respect to the Acquired Assets

In connection with acquisition of the Property, the asset manager has undergone deliberation and resolution by its Compliance Committee, which included an outside committee member, deliberation and resolution by its Investment Committee, and deliberation and resolution by its board of directors in entering into agreements with such related parties in accordance with its policies regarding related party transactions.

[ENGLISH TRANSLATION]

Moreover, the Investment Corporation plans to deliver the written notice stipulated in Article 34-6, Paragraph 2 of the Law Concerning Investment Trust and Investment Corporations (the "ITL") promptly following the implementation of a valuation survey as stipulated in the ITL.

10. Future Prospects

The Investment Corporation will announce the impact of the acquisition of the Property on its management performance for the fiscal periods ending February 2007 (from September 1, 2006 to February 28, 2007) and August 2007 (from March 1, 2007 to August 31, 2007) at a later date once it has been ascertained in consideration of future conditions.

<Attachment 1> Map of the Property
<Attachment 2> Photo of the Façade of the Property
<Attachment 3> Portfolio List After Acquiring the Property

[ENGLISH TRANSLATION]

<ATTACHMENT 1> Map of the Property
[Map of the Property and surrounding area is omitted]

< ATTACHMENT 2> Photo of the Façade of the Property
[Photo of the façade of the Property is omitted]

< ATTACHMENT 3> Portfolio List After Acquisition of the Property

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	8.97%
Central Area	Urban Area of Tokyo	Office A-2	Korakuen Shinjuku Building	Shinjuku ward, Tokyo	15,100	7.48%
Central Area	Urban Area of Tokyo	Office A-3	Dai-ichi Tsukiji Building	Chuo ward, Tokyo	11,100	5.50%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	4.00%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.81%
Central Area	Urban Area of Tokyo	Office A-6	Yokohama Twin Building	Yokohama city, Kanagawa	7,110	3.52%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	2.33%
Central Area	Urban Area of Tokyo	Office A-8	Asahi Seimei Ohmori Building	Ota ward, Tokyo	3,920	1.94%
Central Area	Urban Area of Tokyo	Office A-9	Shuwa Akasaka 6chome Building	Minato ward, Tokyo	3,385	1.68%
Central Area	Urban Area of Tokyo	Office A-10	Jinnan Flag Tower	Shibuya ward, Tokyo	3,050	1.51%
Central Area	Urban Area of Tokyo	Office A-11	Nissin Nihonbashi Building	Chuo ward, Tokyo	2,550	1.26%
Central Area	Urban Area of Tokyo	Office A-12	Nichijukin Akasaka Building	Minato ward, Tokyo	2,450	1.21%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	1.09%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.86%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.85%
Central Area	Urban Area of Tokyo	Office A-16	Shin-Yokohama Benex S-1	Yokohama city, Kanagawa	1,700	0.84%

[ENGLISH TRANSLATION]

Central Area	Urban Area of Tokyo	Office A-17	Pearl Iidabashi Building	Chiyoda ward, Tokyo	1,600	0.79%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.64%
Central Area	Urban Area of Tokyo	Office A-19	Shuwa Dai-3 Iwamotocho Building	Chiyoda ward, Tokyo	1,130	0.56%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.55%
Central Area	Urban Area of Tokyo	Office A-21	TS Hodogaya Building	Yokohama city, Kanagawa	1,100	0.54%
Central Area	Urban Area of Tokyo	Office A-22	Shinkawa M Building	Chuo ward, Tokyo	3,540	1.75%
Central Area	Urban Area of Tokyo	Office A-23	Uchikanda Central Building	Chiyoda ward, Tokyo	2,060	1.02%
Central Area	Urban Area of Tokyo	Office A-24	Mejiro Toyo Building	Toshima ward, Tokyo	2,008	0.99%
Central Area	Urban Area of Osaka	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	4.43%
Central Area	Urban Area of Osaka	Office B-2	Higoshi TS Building	Osaka city, Osaka	5,573	2.76%
Central Area	Urban Area of Nagoya	Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	Nagoya city, Aichi	5,180	2.57%
Central Area	Other Metropolitan Areas	Office C-1	Sapporo Excellent Building	Sapporo city, Hokkaido	2,250	1.11%
Central Area	Other Metropolitan Areas	Office C-2	Chiyoda Seimei Shin-Sapporo Building	Sapporo city, Hokkaido	1,225	0.61%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	15.76%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.73%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.83%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.71%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.55%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.25%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	7.48%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.59%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.89%

[ENGLISH TRANSLATION]

	Total		–	–	201,836	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficial interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

Exhibit II.7

Notice of Borrowing, dated December 18, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 18, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the following decision has been made with respect to the borrowing of funds.

1. Purpose of Borrowing

   To partially fund the acquisition of trust beneficial interests in the property described in the "Notice of Acquisition of Asset," dated December 18, 2006, as well as to pay the expenses associated with such acquisition.

2. Details of Borrowing

   Term Loan E (term: 2 years and 9 months)

(1) Lender:	The Chuo Mitsui Trust and Banking Company, Limited
(2) Loan amount:	2,200 million yen
(3) Interest rate:	JBA 3-month TIBOR + 0.40% However, for the period between December 22, 2006 (inclusive) and March 26, 2007 (inclusive) JBA 4-month TIBOR + 0.40% will be used and the rate applicable for such period will be notified once it has been determined.
(4) Agreement execution date:	December 20, 2006
(5) Scheduled drawdown date:	December 22, 2006
(6) Interest payment dates:	The first payment shall be made on March 27,

	2007 and the ensuing payments shall be made on the 27th day of each of March, June, September and December of every year thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be made on the business day immediately preceding the payment date).
(7) Principal repayment date:	September 27, 2009 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

3. Use of Funds

To partially fund the acquisition of trust beneficial interests in the property described in the "Notice on Acquisition of Asset" that was released on December 18, 2006, as well as to pay the expenses associated with such acquisition.

4. Future Prospects

The Investment Corporation will announce the impact of the borrowing on its management performance for the fiscal periods ending February 2007 (from September 1, 2006 to February 28, 2007) and August 2007 (from March 1, 2007 to August 31, 2007) at a later date once it has been ascertained in consideration of future conditions.

5. Other

In accordance with the financial policy stipulated in the Investment Corporation's investment policy, the Investment Corporation will consider entering into hedging transactions to hedge interest rate volatility risks that arise from the abovementioned borrowing.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown	After Drawdown	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	58,500	60,700	2,200
Total interest-bearing debt	94,500	96,700	2,200

The debt ratio figure as of the end of December calculated by using the formula below will be announced at a later date once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.8

Notice of Borrowing (Determination of Interest Rate), dated December 20, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 20, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the interest rate for the following borrowing announced in the "Notice of Borrowing," dated December 18, 2006, has been determined.

1. Determined Interest Rate

0.96818% p.a.: A rate applicable for the period between December 22, 2006 (inclusive) and March 26, 2007 (inclusive).
The rate applicable on and after March 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.

[Reference: Details of Borrowing]

Term Loan E (term: 2 years and 9 months)

(1) Lender:	The Chuo Mitsui Trust and Banking Company, Limited
(2) Loan amount:	2,200 million yen
(3) Interest rate:	JBA 3-month TIBOR + 0.40% However, for the period between December 22, 2006 (inclusive) and March 26, 2007 (inclusive) JBA 4-month TIBOR + 0.40% will be used.
(4) Agreement execution date:	December 20, 2006
(5) Scheduled drawdown date:	December 22, 2006
(6) Interest payment dates:	The first payment shall be made on March 27,

	2007, and the ensuing payments shall be made on the 27th day of each of March, June, September and December of every year thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be made on the business day immediately preceding the payment date).
(7) Principal repayment date:	September 27, 2009 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

2. Future Prospects

The Investment Corporation will announce the impact of the borrowing on its management performance for the fiscal periods ending February 2007 (from September 1, 2006 to February 28, 2007) and August 2007 (from March 1, 2007 to August 31, 2007) at a later date once it has been ascertained in consideration of future conditions.

3. Other

In accordance with the financial policy stipulated in the Investment Corporation's investment policy, the Investment Corporation will consider entering into hedging transactions to hedge interest rate volatility risks that arise from the abovementioned borrowing.

Exhibit II.9

Notice of Borrowing (Determination of Interest Rate), dated December 25, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 25, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the decision has been made to change the interest rates for the existing borrowings taken out by the Investment Corporation as follows.

1. Details of Change

(1) Term Loan A

(i)	Loan amount:	36,000 million yen
(ii)	Interest rate before change:	0.84%
(iii)	Interest rate after change:	JBA 3-month TIBOR + 0.3%. The rate applicable for the period between December 27, 2006 (inclusive) and March 26, 2007 (inclusive) is 0.83636%. The rate applicable on and after March 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv)	Other:	Other agreements remain unchanged.

(2) Term Loan B

(i)	Loan amount:	17,000 million yen
(ii)	Interest rate before change:	0.94%
(iii)	Interest rate after change:	JBA 3-month TIBOR + 0.35%. The rate applicable for the period between December 27, 2006 (inclusive) and March 26, 2007 (inclusive) is 0.88636%.

	The rate applicable on and after March 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv) Other:	Other agreements remain unchanged. An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 0.95%.

(3) Term Loan C

(i) Loan amount:	38,000 million yen
(ii) Interest rate before change:	0.99%
(iii) Interest rate after change:	JBA 3-month TIBOR + 0.40%. The rate applicable for the period between December 27, 2006 (inclusive) and March 26, 2007 (inclusive) is 0.93636%. The rate applicable on and after March 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv) Other:	Other agreements remain unchanged. An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 1.05%.

(4) Term Loan D

(i) Loan amount:	3,500 million yen
(ii) Interest rate before change:	0.91364%
(iii) Interest rate after change:	JBA 3-month TIBOR + 0.40%. The rate applicable for the period between December 27, 2006 (inclusive) and March 26, 2007 (inclusive) is 0.93636%. The rate applicable on and after March 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv) Other:	Other agreements remain unchanged. An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 1.05%.

2. Future Prospects

For the impact of the change in interest rates on the Investment Corporation's management performance for the fiscal periods ending February 2007 (from September 1, 2006 to February 28, 2007) and August 2007 (from March 1, 2007 to August 31,

[ENGLISH TRANSLATION]

2007), please refer to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period)" that was separately announced today.

3. Status of Interest-Bearing Debt

   The Investment Corporation ascertained the amounts of total assets and total liabilities as of the end of November 2006. Accordingly, the Investment Corporation hereby informs you of the status of interest-bearing debt as outlined in the attachment.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of November	As of today	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	58,500	60,700	2,200
Total interest-bearing debt	94,500	96,700	2,200
Debt ratio (Note)	44.3 %	– %	– %

The debt ratio as of the end of November is calculated by using the formula below.

(Note) About the Debt Ratio

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In the calculation, figures shown in the table below are used as figures of the respective items of the above formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of November
Total liabilities	113,093
Deposits, guarantees, etc. held in reserve	16,891
Total assets	231,023
Difference between appraised value and acquisition price	2,872

The above figures have not yet been audited by the Investment Corporation's accounting auditor and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.10

Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period), dated December 25, 2006 (English Translation).

FILE NO. 82-35064
EXHIBIT II.10

[ENGLISH TRANSLATION]

December 25, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has revised the management forecasts of the Investment Corporation for the fiscal periods ending February 2007 (second fiscal period: from September 1, 2006 to February 28, 2007) and August 2007 (third fiscal period: from March 1, 2007 to August 31, 2007) as follows.

1. Reason for the Revision

The Investment Corporation and Pacific Commercial Investment Corporation, which is the asset manager of the Investment Corporation, has been undertaking its management with the goal of maximizing its value since the listing on the Real Estate Investment Trust (REIT) Section of the Tokyo Stock Exchange, Inc.

The Investment Corporation has acquired four additional properties to date. Furthermore, the acquisition of issuer ratings from credit rating agencies has facilitated to narrow the interest-rate spreads (premium over the base interest rate) for the existing borrowings.

In light of these circumstances, the Investment Corporation reviewed the management outlook and decided to revise management forecasts.

[ENGLISH TRANSLATION]

2. Forecasts After the Revision

(1) Revised Management Forecasts for the Fiscal Period Ending February 2007
(Second Fiscal Period: from September 1, 2006 to February 28, 2007)

	Operating Revenues	Ordinary Income	Net Income	Distribution per Unit
Previous Forecast (A) (in millions of yen)	5,573	2,348	2,348	9,079
Revised Forecast (B) (in millions of yen)	5,673	2,392	2,392	9,250
Amount of Change (B – A) (in millions of yen)	100	44	44	171
Rate of Change (B – A)/A (%)	1.7	1.8	1.8	1.8

(2) Revised Management Forecasts for the Fiscal Period Ending August 2007
(Third Fiscal Period: from March 1, 2007 to August 31, 2007)

	Operating Revenues	Ordinary Income	Net Income	Distribution per Unit
Previous Forecast (A) (in millions of yen)	6,621	2,943	2,943	11,435
Revised Forecast (B) (in millions of yen)	6,955	3,013	3,013	11,700
Amount of Change (B – A) (in millions of yen)	334	70	70	265
Rate of Change (B – A)/A (%)	5.0	2.3	2.3	2.3

[Reference]

Fiscal period ending February 2007 (second fiscal period)

Expected number of investment units issued and outstanding at the end of the fiscal period	257,400 units
Expected net income per unit	9,293 yen

Fiscal period ending August 2007 (third fiscal period)

Expected number of investment units issued and outstanding at the end of the fiscal period	257,400 units
Expected net income per unit	11,700 yen

[Notes]

1. The above forecasted figures are the current figures calculated based on the assumptions separately set forth in the attached "Assumptions Underlying the Management Forecasts for the Fiscal Periods Ending February 2007 and August 2007." Actual operating revenues, net income and distributions per unit may vary depending on various factors, including acquisitions or disposals of real estate, etc.,

movements in the real estate market, etc. and other changes surrounding the Investment Corporation. Moreover, the management forecasts set forth herein should not be construed as a guarantee of the amount of future distributions.

2. The expected net income per unit is calculated by dividing the expected net income of a certain fiscal period by the expected number of investment units issued and outstanding at the end of such fiscal period.
3. The Investment Corporation may amend the above forecasts in the event it expects discrepancies in excess of a certain amount from the above forecasted figures.
4. The Investment Corporation's fiscal period ending February 2007 (second fiscal period) is from September 1, 2006 to February 28, 2007 and the fiscal period ending August 2007 (third fiscal period) is from March 1, 2007 to August 31, 2007. The fiscal period ending February 2008 (fourth fiscal period) and each subsequent fiscal period thereafter shall be from March 1 to August 31 of each year or from September 1 to the end of February of the subsequent year.
5. Numbers have been rounded down to their nearest respective unit.

[ENGLISH TRANSLATION]

[ATTACHMENT]

Assumptions Underlying the Management Forecasts for the Fiscal Periods Ending February 2007 and August 2007

Item	Assumptions
Portfolio Assets	• The Investment Corporation assumed that it will hold 38 properties in total (collectively referred to as the "Acquired Assets"), consisting of the trust beneficial interests in entrusted real estate and real estate acquired upon the Investment Corporation's listing (34 properties), one property acquired on November 14, 2006, two properties acquired on November 28, 2006 and one property acquired on December 22, 2006. • The Investment Corporation's investment units were listed on September 26, 2006. In deriving the management forecasts, the Investment Corporation assumed that the fiscal period ending February 2007 (second fiscal period) will have 156 days of actual operation. • The actual portfolio assets may vary as a result of changes in the portfolio assets.
Operating Revenues	• The Investment Corporation assumed rental revenue based on the contractual rate specified in the lease agreements for the Acquired Assets as of December 25, 2006; the Investment Corporation made adjustments based on the information regarding the competitiveness of each property, market environment, etc. • The Investment Corporation assumed no delinquencies or non-payment of rent by tenants with respect to operating revenues.
Operating Expenses	• Other than depreciation and amortization expense, the expenses arising from the operation of the rented properties, which are the principal component of operating expenses, are calculated based on historical data on the Acquired Assets, taking into account and reflecting fluctuations in expenses. • When purchasing a property, the purchaser typically reimburses the seller for a pro rata portion of real estate-related taxes (including municipal property tax and city planning taxes) previously paid by the seller. The Investment Corporation, however, capitalizes the pro rata tax reimbursement it expects to pay as part of the acquisition cost and did not recognize it as an expense for the fiscal period ending February 2007 (second fiscal period). The Investment Corporation assumed approximately ¥392 million of municipal property taxes and city planning taxes for the fiscal period ending August 2007 (third fiscal period), which will be recognized as an expense. • Repairs and maintenance expenses for the properties are recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period for various reasons, including the

[ENGLISH TRANSLATION]

Item	Assumptions
	occurrence of repairs and maintenance expenses due to damages to the property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. • The Investment Corporation assumed that it will incur depreciation and amortization of approximately ¥679 million and ¥804 million for the fiscal periods ending February 2007 (second fiscal period) and August 2007 (third fiscal period), respectively, calculated based on a straight line depreciation method and taking into consideration ancillary expenses and future additional capital expenditures.
Non-Operating Expenses	• The Investment Corporation assumed that it will incur non-operating expenses of approximately ¥1,144 million for the fiscal period ending February 2007 (second fiscal period) and approximately ¥931 million for the fiscal period ending August 2007 (third fiscal period). • The Investment Corporation assumed that it will expense as offering expense approximately ¥534 million it incurred in connection with the listing and September 2006 offering of its investment units for the fiscal period ending February 2007 (second fiscal period) as its principal non-operating expense. • The Investment Corporation assumed that it will incur interest expense, etc. of approximately ¥578 million for the fiscal period ending February 2007 (second fiscal period) and approximately ¥914 million for the fiscal period ending August 2007 (third fiscal period).
Loans	• As of December 25, 2006, the Investment Corporation borrowed approximately ¥96,700 million in total from qualified institutional investors as defined in Article 2, Paragraph 3, Item 1 of the Securities and Exchange Law of Japan, as amended. • The Investment Corporation assumed that the total amount of its indebtedness will remain constant through the fiscal period ending August 31, 2007 (end of the third fiscal period).
Issuance of Investment Units	• The Investment Corporation assumed the number of investment units issued and outstanding to be 257,400 investment units, which is the number of investment units issued and outstanding as of December 25, 2006. • The Investment Corporation assumed that it will not issue additional investment units through the fiscal period ending August 31, 2007 (end of the third fiscal period).
Distributions per Unit	• The Investment Corporation assumed that it will make distributions (distributions per unit) in accordance with its distribution policy as set forth in its articles of incorporation. • The distributions (distributions per unit) may vary due to various factors such as changes in the portfolio composition, fluctuations in rental revenue due to tenant changes, incurrence of unexpected repairs and maintenance fees and other expenses, fluctuations in interest rates, and additional issuances of new investment units. • The Investment Corporation assumed that it will distribute all of its

[ENGLISH TRANSLATION]

Item	Assumptions
	earnings after deducting the loss carried forward of approximately ¥9 million from the first fiscal period.
Distributions in Excess of Earnings per Unit	• The Investment Corporation currently does not expect to make any cash distributions in excess of retained earnings (distributions in excess of retained earnings per unit).
Other	• The Investment Corporation assumed that there will be no changes to laws and regulations, the taxation system, accounting standards, listing rules, or the rules of the Investment Trusts Association, etc. that will affect the foregoing expected figures. • The Investment Corporation assumed that there will be no unforeseen material changes to the general economic conditions or the real estate market, etc.

Exhibit II.11

(Amended) Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period), dated December 25, 2006 (English Translation).

[ENGLISH TRANSLATION]

December 25, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

(Amended) Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period)

The "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period)," dated December 25, 2006, contained certain errors. The Nippon Commercial Investment Corporation (the "Investment Corporation") hereby corrects the errors as follows.

1. Amended Section

Attachment to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period)."

"Assumptions Underlying the Management Forecasts for the Fiscal Periods Ending February 2007 and August 2007."

(Before Amendment) Underlined portion

Item	Assumptions
Portfolio Assets	• The Investment Corporation assumed that it will hold 38 properties in total (collectively referred to as the "Acquired Assets"), consisting of the trust beneficial interests in entrusted real estate and real estate acquired upon the Investment Corporation's listing (34 properties), one property acquired on November 14, 2006, two properties acquired on November 28, 2006 and one property acquired on December 22, 2006. • The Investment Corporation's investment units were listed on September 26, 2006. In deriving the management forecasts, the

[ENGLISH TRANSLATION]

Item	Assumptions
	Investment Corporation assumed that the fiscal period ending February 2007 (second fiscal period) will have 156 days of actual operation. • The actual portfolio assets may vary as a result of changes in the portfolio assets.
Operating Expenses	• Other than depreciation and amortization expense, the expenses arising from the operation of the rented properties, which are the principal component of operating expenses, are calculated based on historical data on the Acquired Assets, taking into account and reflecting fluctuations in expenses. • When purchasing a property, the purchaser typically reimburses the seller for a pro rata portion of real estate-related taxes (including municipal property tax and city planning taxes) previously paid by the seller. The Investment Corporation, however, capitalizes the pro rata tax reimbursement it expects to pay as part of the acquisition cost and did not recognize it as an expense for the fiscal period ending February 2007 (second fiscal period). The Investment Corporation assumed approximately ¥392 million of municipal property taxes and city planning taxes for the fiscal period ending August 2007 (third fiscal period), which will be recognized as an expense. • Repairs and maintenance expenses for the properties are recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period for various reasons, including the occurrence of repairs and maintenance expenses due to damages to the property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. • The Investment Corporation assumed that it will incur depreciation and amortization of approximately ¥679 million and ¥804 million for the fiscal periods ending February 2007 (second fiscal period) and August 2007 (third fiscal period), respectively, calculated based on a straight line depreciation method and taking into consideration ancillary expenses and future additional capital expenditures.

(After Amendment) Underlined portion

Item	Assumptions
Portfolio Assets	• The Investment Corporation assumed that it will hold 38 properties in total (collectively referred to as the "Acquired Assets"), consisting of the trust beneficial interests in entrusted real estate and real estate acquired upon the Investment Corporation's listing (34 properties), one property acquired on November 16, 2006, two properties acquired on November 29, 2006 and one property acquired on December 22, 2006. • The Investment Corporation's investment units were listed on

[ENGLISH TRANSLATION]

Item	Assumptions
	September 26, 2006. In deriving the management forecasts, the Investment Corporation assumed that the fiscal period ending February 2007 (second fiscal period) will have 156 days of actual operation. • The actual portfolio assets may vary as a result of changes in the portfolio assets.
Operating Expenses	• Other than depreciation and amortization expense, the expenses arising from the operation of the rented properties, which are the principal component of operating expenses, are calculated based on historical data on the Acquired Assets, taking into account and reflecting fluctuations in expenses. • When purchasing a property, the purchaser typically reimburses the seller for a pro rata portion of real estate-related taxes (including municipal property tax and city planning taxes) previously paid by the seller. The Investment Corporation, however, capitalizes the pro rata tax reimbursement it expects to pay as part of the acquisition cost and did not recognize it as an expense for the fiscal period ending February 2007 (second fiscal period). The Investment Corporation assumed approximately <u>¥471 million</u> of municipal property taxes and city planning taxes for the fiscal period ending August 2007 (third fiscal period), which will be recognized as an expense. • Repairs and maintenance expenses for the properties are recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period for various reasons, including the occurrence of repairs and maintenance expenses due to damages to the property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. • The Investment Corporation assumed that it will incur depreciation and amortization of approximately ¥679 million and ¥804 million for the fiscal periods ending February 2007 (second fiscal period) and August 2007 (third fiscal period), respectively, calculated based on a straight line depreciation method and taking into consideration ancillary expenses and future additional capital expenditures.

2. Other

There are no other amendments to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2007 (Second Fiscal Period) and August 2007 (Third Fiscal Period)."

The amended "Assumptions Underlying the Management Forecasts for the Fiscal Periods Ending February 2007 and August 2007" has been provided as an attachment.

EXHIBIT II.11

[ENGLISH TRANSLATION]

[ATTACHMENT]

Assumptions Underlying the Management Forecasts for the Fiscal Periods Ending February 2007 and August 2007

Item	Assumptions
Portfolio Assets	• The Investment Corporation assumed that it will hold 38 properties in total (collectively referred to as the "Acquired Assets"), consisting of the trust beneficial interests in entrusted real estate and real estate acquired upon the Investment Corporation's listing (34 properties), one property acquired on November 16, 2006, two properties acquired on November 29, 2006 and one property acquired on December 22, 2006. • The Investment Corporation's investment units were listed on September 26, 2006. In deriving the management forecasts, the Investment Corporation assumed that the fiscal period ending February 2007 (second fiscal period) will have 156 days of actual operation. • The actual portfolio assets may vary as a result of changes in the portfolio assets.
Operating Revenues	• The Investment Corporation assumed rental revenue based on the contractual rate specified in the lease agreements for the Acquired Assets as of December 25, 2006; the Investment Corporation made adjustments based on the information regarding the competitiveness of each property, market environment, etc. • The Investment Corporation assumed no delinquencies or non-payment of rent by tenants with respect to operating revenues.
Operating Expenses	• Other than depreciation and amortization expense, the expenses arising from the operation of the rented properties, which are the principal component of operating expenses, are calculated based on historical data on the Acquired Assets, taking into account and reflecting fluctuations in expenses. • When purchasing a property, the purchaser typically reimburses the seller for a pro rata portion of real estate-related taxes (including municipal property tax and city planning taxes) previously paid by the seller. The Investment Corporation, however, capitalizes the pro rata tax reimbursement it expects to pay as part of the acquisition cost and did not recognize it as an expense for the fiscal period ending February 2007 (second fiscal period). The Investment Corporation assumed approximately ¥471 million of municipal property taxes and city planning taxes for the fiscal period ending August 2007 (third fiscal period), which will be recognized as an expense. • Repairs and maintenance expenses for the properties are recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period for various reasons, including the

[ENGLISH TRANSLATION]

Item	Assumptions
	occurrence of repairs and maintenance expenses due to damages to the property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. • The Investment Corporation assumed that it will incur depreciation and amortization of approximately ¥679 million and ¥804 million for the fiscal periods ending February 2007 (second fiscal period) and August 2007 (third fiscal period), respectively, calculated based on a straight line depreciation method and taking into consideration ancillary expenses and future additional capital expenditures.
Non-Operating Expenses	• The Investment Corporation assumed that it will incur non-operating expenses of approximately ¥1,144 million for the fiscal period ending February 2007 (second fiscal period) and approximately ¥931 million for the fiscal period ending August 2007 (third fiscal period). • The Investment Corporation assumed that it will expense as offering expense approximately ¥534 million it incurred in connection with the listing and September 2006 offering of its investment units for the fiscal period ending February 2007 (second fiscal period) as its principal non-operating expense. • The Investment Corporation assumed that it will incur interest expense, etc. of approximately ¥578 million for the fiscal period ending February 2007 (second fiscal period) and approximately ¥914 million for the fiscal period ending August 2007 (third fiscal period).
Loans	• As of December 25, 2006, the Investment Corporation borrowed approximately ¥96,700 million in total from qualified institutional investors as defined in Article 2, Paragraph 3, Item 1 of the Securities and Exchange Law of Japan, as amended. • The Investment Corporation assumed that the total amount of its indebtedness will remain constant through the fiscal period ending August 31, 2007 (end of the third fiscal period).
Issuance of Investment Units	• The Investment Corporation assumed the number of investment units issued and outstanding to be 257,400 investment units, which is the number of investment units issued and outstanding as of December 25, 2006. • The Investment Corporation assumed that it will not issue additional investment units through the fiscal period ending August 31, 2007 (end of the third fiscal period).
Distributions per Unit	• The Investment Corporation assumed that it will make distributions (distributions per unit) in accordance with its distribution policy as set forth in its articles of incorporation. • The distributions (distributions per unit) may vary due to various factors such as changes in the portfolio composition, fluctuations in rental revenue due to tenant changes, incurrence of unexpected repairs and maintenance fees and other expenses, fluctuations in interest rates, and additional issuances of new investment units. • The Investment Corporation assumed that it will distribute all of its

[ENGLISH TRANSLATION]

Item	Assumptions
	earnings after deducting the loss carried forward of approximately ¥9 million from the first fiscal period.
Distributions in Excess of Earnings per Unit	• The Investment Corporation currently does not expect to make any cash distributions in excess of retained earnings (distributions in excess of retained earnings per unit).
Other	• The Investment Corporation assumed that there will be no changes to laws and regulations, the taxation system, accounting standards, listing rules, or the rules of the Investment Trusts Association, etc. that will affect the foregoing expected figures. • The Investment Corporation assumed that there will be no unforeseen material changes to the general economic conditions or the real estate market, etc.

Exhibit II.12

Notice of Borrowing (Purchase of Interest Rate Cap), dated January 18, 2007 (English Translation).

[ENGLISH TRANSLATION]

January 18, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Purchase of Interest Rate Cap)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to purchase an interest rate cap as described below.

1. Reason for the Purchase of an Interest Rate Cap

This purchase of an interest rate cap is intended to hedge the risk of interest rate fluctuations of Term Loan E (term: 2 years and 9 months; 2,200 million yen) that has a relatively high risk of interest rate fluctuations compared to the other loans taken out by the Investment Corporation.

2. Details of the Interest Rate Cap Purchased

Seller:	Mitsubishi UFJ Trust and Banking Corporation
Notional principal:	2.2 billion yen
Start date:	March 27, 2007
End date:	September 27, 2009
Applicable interest rate:	JBA 3-month TIBOR
Interest rate reset date:	On the 27th of every March, June, September and December (or the next business day when the interest rate reset date is a holiday, unless the next business day is in the following month in which case it shall be the business day preceding the interest rate reset date)
Strike rate:	1.05%
Cap premium:	16,060,000 yen (0.73% of notional principal)

[ENGLISH TRANSLATION]

3. Future Prospects

The Investment Corporation has not changed its management forecasts for the fiscal periods ending February 2007 (from September 1, 2006 to February 28, 2007) and August 2007 (from March 1, 2007 to August 31, 2007).

[Reference: About Interest Rate Caps]

If an interest rate cap is purchased, the seller of the interest rate cap pays the buyer of the interest rate cap an interest on the notional principal at a rate equal to the difference that the applicable interest rate rises above the strike rate when the applicable interest rate exceeds the strike rate. Consequently, the buyer of the interest rate cap can in effect hedge the interest rate burden that is in excess of the strike rate.

Exhibit II.13

Notice of Occupancy Rates of Properties (as of the end of December 2006), dated January 18, 2007 (English Translation).

[ENGLISH TRANSLATION]

January 18, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Occupancy Rates of Properties (as of the end of December 2006)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the occupancy rates for properties in its portfolio as of the end of December 2006 as follows.

Hereafter, the Investment Corporation will disclose the occupancy rates for properties in its portfolio as of the end of each of February, May, August and November of every year on its website at http://www.nci-reit.co.jp.

1. Overview of Occupancy Rates

Property Number	Property Name	As of Dec. 31, 2006		Occupancy Rate as of Sept. 30, 2006 (%) (Note 3)	Occupancy Rate as of Dec. 31, 2006 (%) (Note 3)
		Leasable Area (m^2) (Note 1)	Leased Area (m^2) (Note 2)		
Office A-1	Hitachi High-Tech Building	15,781.64	15,781.64	100.0	100.0
Office A-2	Korakuen Shinjuku Building	11,575.22	11,575.22	81.7	100.0
Office A-3	Dai-ichi Tsukiji Building	5,971.45	5,971.45	100.0	100.0
Office A-4	Pacific Square Tsukishima (Note 4)	9,336.27	9,336.27	100.0	100.0
Office A-5	Pacific City Nishi-Shinjuku	6,075.77	6,075.77	100.0	100.0
Office A-6	Yokohama Twin Building	10,997.74	10,046.09	94.6	91.3
Office A-7	Business Court Shin-Urayasu	8,691.87	6,520.47	92.6	75.0
Office A-8	Asahi Seimei Ohmori Building	4,929.82	3,902.90	100.0	79.2
Office A-9	Shuwa Akasaka 6chome Building	3,438.23	3,438.23	100.0	100.0
Office A-10	Jinnan Flag Tower	1,972.43	1,972.43	100.0	100.0
Office A-11	Nissin Nihonbashi Building	2,631.17	2,631.17	100.0	100.0

[ENGLISH TRANSLATION]

Property Number	Property Name	As of Dec. 31, 2006		Occupancy Rate as of Sept. 30, 2006 (%) (Note 3)	Occupancy Rate as of Dec. 31, 2006 (%) (Note 3)
		Leasable Area (m^2) (Note 1)	Leased Area (m^2) (Note 2)		
Office A-12	Nichijukin Akasaka Building	1,675.13	1,675.13	100.0	100.0
Office A-13	Urban Square Yaesu Building	2,019.45	2,019.45	100.0	100.0
Office A-14	Pacific City Hamamatsucho	1,938.64	1,938.64	100.0	100.0
Office A-15	Yokohama Aioicho Building	2,492.14	2,371.62	100.0	95.2
Office A-16	Shin-Yokohama Benex S-1	3,137.42	3,137.42	100.0	100.0
Office A-17	Pearl Iidabashi Building	1,978.06	1,978.06	100.0	100.0
Office A-18	Gotanda Metallion Building	2,186.03	2,186.03	100.0	100.0
Office A-19	Shuwa Dai-3 Iwamotocho Building	1,728.79	1,728.79	100.0	100.0
Office A-20	Maruishi Shinbashi Building	1,184.33	1,184.33	100.0	100.0
Office A-21	TS Hodogaya Building	1,457.36	1,393.71	95.6	95.6
Office A-22	Shinkawa M Building (Note 5)	4,116.35	2,969.14	–	72.1
Office A-23	Uchikanda Central Building (Note 5)	2,116.47	2,116.47	–	100.0
Office A-24	Mejiro Toyo Building (Note 5)	1,266.92	1,266.92	–	100.0
Office B-1	Snow Crystal Building	11,028.41	10,059.80	91.2	91.2
Office B-2	Higobashi TS Building	7,648.20	7,480.34	97.8	97.8
Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	5,617.30	5,278.40	94.0	94.0
Office C-1	Sapporo Excellent Building	4,772.83	4,563.31	95.6	95.6
Office C-2	Chiyoda Seimei Shin-Sapporo Building	2,799.04	2,599.09	92.9	92.9
Retail A-1	Shinsaibashi OPA Honkan	27,025.42	27,025.42	100.0	100.0
Retail A-2	Shinsaibashi OPA Kireikan	4,858.61	4,858.61	100.0	100.0
Retail A-3	PACIFIQUE Tenjin	3,028.00	2,636.40	68.9	87.1
Retail A-4	Albore Tenjin	882.64	595.47	67.0	67.5
Retail A-5	Tenjin Yoshida Building	1,280.71	986.25	77.0	77.0
Retail A-5	FLEG Jingumae (Note 5)	952.31	952.31	–	100.0
Retail B-1	Mallage Kashiwa	34,552.22	34,552.22	100.0	100.0
Retail B-2	Bellfa Uji	15,931.70	15,273.39	96.7	95.9
Retail C-1	Ito-Yokado Owariasahi	54,606.34	54,606.34	100.0	100.0
Total		283,682.43	274,684.70	97.3	96.8

(Note 1) "Leasable Area" indicates the area of the portion acquired by the Investment Corporation within each real estate held in trust or real estate held directly that may be leased. However, slight variations may exist as a result of renovations or the form of lease agreements entered into, among other reasons.

(Note 2) "Leased Area" indicates the portion of the leasable area for which a lease agreement has been concluded with an end-tenant. As a general rule, the area that is leased is indicated to be the area set forth in the applicable lease agreement. For real estate held in trust, this refers to the lease agreement between the current trustee or master lessee and the end-tenant. For real estate held directly by the Investment Corporation, this refers to the lease agreement between the Investment Corporation or master lessee and the end-tenant. However, in the case of lease agreements that were entered into in *tsubo* values upon signing, the leased area indicated is the value arrived at after the relevant *tsubo* value for the area set forth in the applicable lease agreement is divided by 0.3025 and then rounded off to two decimal places.

(Note 3) "Occupancy Rate" is calculated by dividing the Leased Area by the Leasable Area, expressed as a percentage and rounded off to one decimal place.

(Note 4) The occupancy rate of the residential portion of this property has been compiled to be fully occupied if it is occupied by a single tenant.

(Note 5) The Investment Corporation acquired Office A-22 Shinkawa M Building and Office A-23 Uchikanda Central Building on November 29, 2006, Office A-24 Mejiro Toyo Building on December 22, 2006 and Retail A-6 FLEG Jingumae on November 16, 2006, respectively. Consequently, the occupancy rate as of September 30, 2006 for these properties has been left blank.

[ENGLISH TRANSLATION]

2. Future Prospects

The Investment Corporation has not changed its management forecasts for the fiscal periods ending February 2007 (from September 1, 2006 to February 28, 2007) and August 2007 (from March 1, 2007 to August 31, 2007).

Exhibit II.14

Notice of Borrowing (Status of Interest-Bearing Debt), dated January 30, 2007 (English Translation).

[ENGLISH TRANSLATION]

January 30, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt for the existing borrowings taken out by the Investment Corporation as follows.

[Status of Interest-Bearing Debt]

The Investment Corporation ascertained the amounts of total assets and total liabilities as of the end of December 2006. Accordingly, the Investment Corporation hereby informs you of the status of interest-bearing debt as outlined in the attachment.

The Investment Corporation will continue to inform you of variances in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month are ascertained.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of November	As of the end of December	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	58,500	60,700	2,200
Total interest-bearing debt	94,500	96,700	2,200
Debt ratio (Note)	44.3 %	44.7 %	0.4 %

(Note) About the Debt Ratio

The debt ratio as of the end of the respective month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In calculating the debt ratio set forth in the loan agreements, figures shown in the table below are used as figures of the respective items of the above formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of November	As of the end of December
Total liabilities	113,093	115,851
Deposits, guarantees, etc. held in reserve	16,891	17,210
Total assets	231,023	234,390
Difference between appraised value and acquisition price	2,872	3,064

The above figures have not yet been audited by the Investment Corporation's accounting auditor and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.15

Notice of Changes in the Names of Portfolio Assets, dated March 19, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.15

[ENGLISH TRANSLATION]

March 19, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Changes in the Names of Portfolio Assets

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided to change the names of some of the portfolio assets as follows.

1. Portfolio Assets Subject to Name Change and Date of Change

(1) To be Changed to Include the "Pacific Marks" Brand Name

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Former Name	
Office A-6	Pacific Marks Yokohama East	Yokohama Twin Building	April 1, 2007
Office A-12	Pacific Marks Akasaka-mitsuke	Nichijukin Akasaka Building	
Office A-16	Pacific Marks Shin-Yokohama	Shin-Yokohama Benex S-1	
Office B-2	Pacific Marks Higobashi	Higobashi TS Building	
Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo Excellent Building	

[ENGLISH TRANSLATION]

(2) To be Changed to Exclude Corporate Names or Brand Names of Former Titleholders, etc.

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Former Name	
Office A-9	Akasaka Hikawa Building	Shuwa Akasaka 6chome Building	April 1, 2007
Office A-19	Iwamotocho 163 Building	Shuwa Dai-3 Iwamotocho Building	
Office C-2	Shin-Sapporo Center Building	Chiyoda Seimei Shin-Sapporo Building	

2. Reason for Changing Names

(1) Changes to Include the "Pacific Marks" Brand Name

To enhance the competitive advantage of its portfolio assets in the office rental market, the Investment Corporation has decided to incorporate the "Pacific Marks" brand name in the names of properties that are of a higher grade in terms of size, location, facilities, etc.

The Investment Corporation will seek to maximize returns for unitholders by changing the names of some of its properties to include the "Pacific Marks" brand name to penetrate the Investment Corporation's brand in the office rental market as well as to enhance its competitiveness when seeking tenants, etc.

The properties whose names will be changed to include the "Pacific Marks" brand name at this time are those that the Investment Corporation has deemed appropriate to be named as part of the first phase of its efforts and for which consent of the existing tenants has been obtained.

The Investment Corporation will continue to consider changing the names of some of its properties that have the appropriate characteristics to be part of the "Pacific Marks" brand. Such name changes will be made upon the careful consideration of the timing and related factors and upon obtaining the consent of the existing tenants.

(2) Changes to Exclude Corporate Names or Brand Names of Former Titleholders, etc.

In relation to the properties that contain corporate names or brand names of former titleholders, etc., the Investment Corporation has decided to change such property names after having carefully considered the individual features, etc. of each property.

By changing the names of properties that contain corporate names or brand names of former titleholders, etc., the Investment Corporation aims to eliminate the images, etc. of the former titleholder in the office rental market.

In addition, the Investment Corporation will consider changing the names of these properties to include the "Pacific Marks" brand name, taking into careful consideration the characteristics of each the respective properties.

3. Future Prospects

The Investment Corporation believes that the impact of the name changes of portfolio assets on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) is immaterial, and therefore has not made any changes to its management forecasts.

The Investment Corporation will hereafter strive to penetrate the "Pacific Marks" brand name in the office rental market to achieve favorable performance results in the medium- to long-term.

Exhibit II.16

Notice of Borrowing (Determination of Interest Rate), dated March 23, 2007 (English Translation).

[ENGLISH TRANSLATION]

March 23, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the decision has been made to change the interest rates for the existing borrowings taken out by the Investment Corporation as follows.

1. Details of Change

(1) Term Loan A

(i)	Loan amount:	36,000 million yen
(ii)	Interest rate before change:	0.83636%
(iii)	Interest rate after change:	JBA 3-month TIBOR + 0.3%. The rate applicable for the period between March 27, 2007 (inclusive) and June 26, 2007 (inclusive) is 0.97636%. The rate applicable on and after June 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv)	Other:	Other agreements remain unchanged.

(2) Term Loan B

(i)	Loan amount:	17,000 million yen
(ii)	Interest rate before change:	0.88636%
(iii)	Interest rate after change:	JBA 3-month TIBOR + 0.35%. The rate applicable for the period between March 27, 2007 (inclusive) and June 26, 2007 (inclusive) is 1.02636%. The rate applicable on and after June 27, 2007 is yet to be determined and will be notified at a

[ENGLISH TRANSLATION]

	later date once it has been determined.
(iv) Other:	Other agreements remain unchanged. An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 0.95%.

(3) Term Loan C

(i) Loan amount:	38,000 million yen
(ii) Interest rate before change:	0.93636%
(iii) Interest rate after change:	JBA 3-month TIBOR + 0.40%. The rate applicable for the period between March 27, 2007 (inclusive) and June 26, 2007 (inclusive) is 1.07636%. The rate applicable on and after June 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv) Other:	Other agreements remain unchanged. An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 1.05%.

(4) Term Loan D

(i) Loan amount:	3,500 million yen
(ii) Interest rate before change:	0.93636%
(iii) Interest rate after change:	JBA 3-month TIBOR + 0.40%. The rate applicable for the period between March 27, 2007 (inclusive) and June 26, 2007 (inclusive) is 1.07636%. The rate applicable on and after June 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv) Other:	Other agreements remain unchanged. An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 1.05%.

(5) Term Loan E

(i) Loan amount:	2,200 million yen
(ii) Interest rate before change:	0.96818%
(iii) Interest rate after change:	JBA 3-month TIBOR + 0.40%. The rate applicable for the period between March 27, 2007 (inclusive) and June 26, 2007 (inclusive) is 1.07636%. The rate applicable on and after June 27, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(iv) Other:	Other agreements remain unchanged. An interest rate cap has been purchased. In effect, the cap on the applicable interest rate

[ENGLISH TRANSLATION]

(JBA 3-month TIBOR) is 1.05%.

2. Future Prospects

After taking future conditions into consideration, the Investment Corporation will make separate announcement for the impact of the change in interest rates on the Investment Corporation's management performance for the fiscal periods ending August 2007 (from March 1, 2007 to August 31, 2007) once it has been ascertained.

Exhibit II.17

Notice of Borrowing, dated March 28, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.17

[ENGLISH TRANSLATION]

March 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the following decision has been made with respect to the borrowing of funds.

1. Purpose of Borrowing

   To partially fund the acquisition of properties or trust beneficial interests in properties as well as to pay the expenses associated with such acquisitions.

2. Details of Borrowing

   The borrowing is a syndicated loan with Sumitomo Mitsui Banking Corporation as the arranger. The borrowing terms for each tranche are outlined as follows. In addition, through the formation of a syndicate, Sumitomo Mitsui Banking Corporation is scheduled to assign its loan obligations to several financial institutions.

   The Investment Corporation will promptly release an announcement when it approves the aforementioned assignment of loan obligations.

   (a) Term Loan F (Tranche A; term: 5 years)
      (1) Lender: Sumitomo Mitsui Banking Corporation
      (2) Loan amount: 5,000 million yen
      (3) Interest rate: JBA 3-month TIBOR + 0.50%
      The rate applicable for the period between March 30, 2007 (inclusive) and June 29, 2007

	(inclusive) is 1.17545%. The rate applicable on and after June 30, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(4) Agreement execution date:	March 28, 2007
(5) Scheduled drawdown date:	March 30, 2007
(6) Interest payment dates:	The first payment shall be on June 30, 2007 and the ensuing payments shall be made on the 30th day of each of March, June, September and December of every year thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be made on the business day immediately preceding the payment date).
(7) Principal repayment date:	March 30, 2012 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

(b) Term Loan F (Tranche B; term: 5 years)

(1) Lender:	Daido Life Insurance Company
(2) Loan amount:	2,000 million yen
(3) Interest rate:	The applicable interest rate is 1.87% (5-year yen interest rate swap + 0.50%).
(4) Agreement execution date:	March 28, 2007
(5) Scheduled drawdown date:	March 30, 2007
(6) Interest payment dates:	The first payment shall be on September 30, 2007 and the ensuing payments shall be made on the 30th day of each of March and September of every year thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be made on the business day immediately preceding the payment date).
(7) Principal repayment date:	March 30, 2012 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

[ENGLISH TRANSLATION]

3. Use of Funds

After careful consideration of the recent financing environment, the Investment Corporation has decided to procure funds before acquiring properties or trust beneficial interests in properties. The funds will be procured to partially fund such acquisitions as well as to pay the expenses associated with such acquisitions. The specific use of the funds will be notified at a later date once it has been determined.

4. Future Prospects

After taking future conditions into consideration, the Investment Corporation will announce the impact of the borrowing on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) once it has been ascertained.

5. Other

In accordance with the financial policy stipulated in its investment policy, the Investment Corporation is considering to enter into hedging transactions to hedge interest rate volatility risks that arise from the borrowing mentioned in 2. Details of Borrowing, (a) Term Loan F (Tranche A; term: 5 years) above.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown	After Drawdown	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	60,700	67,700	7,000
Total interest-bearing debt	96,700	103,700	7,000

The debt ratio figure as of the end of March calculated by using the formula below will be announced at a later date once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.18

Notice of Borrowing (Establishment of Commitment Line), dated March 28, 2007 (English Translation).

[ENGLISH TRANSLATION]

March 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Establishment of Commitment Line)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided to enter into the following commitment line agreement.

1. Purpose of Establishing Commitment Line Agreement

   To improve financial stability and credit standing further by securing flexible and stable financing means for the repayment of existing borrowings, thereby minimizing the Investment Corporation's overall financing costs.

2. Details of Commitment Line Agreement

   The commitment line agreement is of a syndicate type with Sumitomo Mitsui Banking Corporation as the arranger and several financial institutions are expected to participate hereafter.

   The Investment Corporation will promptly release an announcement when the participation of other financial institutions is determined.

(1) Financial institution which is an initial participant:	Sumitomo Mitsui Banking Corporation (on the basis of acceptance of the entire amount)
(2) Line of credit:	15,000 million yen
(3) Applicable interest rate:	JBA Japanese Yen TIBOR corresponding to loan term + 0.50%

[ENGLISH TRANSLATION]

(4) Agreement execution date:	March 28, 2007
(5) Commitment term:	From March 30, 2007 to June 30, 2008 (for 1 year and 3 months).
(6) Loan term:	1 month, 3 months or 6 months from the drawdown date.
(7) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(8) Collateral/Guarantee:	Unsecured and non-guaranteed.
(9) Arranger and agent:	Sumitomo Mitsui Banking Corporation

3. Future Prospects

After taking future conditions into consideration, the Investment Corporation will announce the impact of the borrowing on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) once it has been ascertained.

4. Other

The Investment Corporation will release a separate announcement when it decides to draw funds based on the abovementioned commitment line agreement.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown*	After Drawdown	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	67,700	67,700	–
Total interest-bearing debt	103,700	103,700	–

*These figures include the loan amounts announced separately in the "Notice of Borrowing," dated March 28, 2007.

The debt ratio figure as of the end of March calculated by using the formula below will be announced at a later date once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.19

Notice of Issuance of the Investment Corporation Bonds, dated April 6, 2007 (English Translation).

[ENGLISH TRANSLATION]

April 6, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Issuance of the Investment Corporation Bonds

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the decision made today to issue investment corporation bonds as follows.

1. Name of the Investment Corporation Bonds

   (1) Nippon Commercial Investment Corporation First Series Unsecured Investment Corporation Bonds
   (Ranking *pari passu* among the investment corporation bonds; Private placement to less than 50 investors with restrictions on splits and on resale to non-qualified institutional investors) (hereafter, the "First Series Bonds")

   (2) Nippon Commercial Investment Corporation Second Series Unsecured Investment Corporation Bonds
   (Ranking *pari passu* among the investment corporation bonds; Private placement to less than 50 investors with restrictions on splits and on resale to non-qualified institutional investors) (hereafter, the "Second Series Bonds")

2. Total Amount of the Investment Corporation Bonds

   (1) First Series Bonds: 10 billion yen
   (2) Second Series Bonds: 17 billion yen

[ENGLISH TRANSLATION]

3. Form of Investment Corporation Bonds

   Pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Etc. which is applicable to the First Series Bonds and the Second Series Bonds, certificates for investment corporation bonds shall not be issued.

4. Issue Price

   100 yen per par value of 100 yen for each investment corporation bond for both of the First Series Bonds and the Second Series Bonds.

5. Redemption Price

   100 yen per par value of 100 yen for each investment corporation bond for both of the First Series Bonds and the Second Series Bonds.

6. Interest Rate

   (1) First Series Bonds: 1.52% p.a.
   (2) Second Series Bonds: 1.96% p.a.

7. Denomination of Each Investment Corporation Bonds

   100 million yen for both of the First Series Bonds and the Second Series Bonds.

8. Offering Method

   Private placement (private placement to less than 50 investors with restrictions on splits and on resale to non-qualified institutional investors) for both of the First Series Bonds and the Second Series Bonds.

9. Offering Date

   April 6, 2007 for both of the First Series Bonds and the Second Series Bonds.

10. Payment Date

    April 13, 2007 for both of the First Series Bonds and the Second Series Bonds.

11. Collateral/Guarantee

    No secured mortgage or guarantee is applicable to, and no assets are specifically reserved as collateral, for the First Series Bonds nor the Second Series Bonds.

12. Redemption Method and Maturity:

[ENGLISH TRANSLATION]

(1) First Series Bonds: The total amount shall be redeemed on April 13, 2010.
(2) Second Series Bonds: The total amount shall be redeemed on April 13, 2012.

Furthermore, the Investment Corporation may purchase and cancel the First Series Bonds or the Second Series Bonds at any time on and after the payment date, except for the case otherwise stipulated by the depository.

13. Interest Payment Dates

The first payment date shall be October 13, 2007, thereafter, it will be April 13 and October 13 of every year, for both of the First Series Bonds and the Second Series Bonds.

14. Financial Covenants

Both of the First Series Bonds and the Second Series Bonds contain the negative pledge.

15. Ratings

For both of the First Series Bonds and the Second Series Bonds
A (Rating and Investment Information, Inc.)
A3 (Moody's Investors Service, Inc.)

16. Fiscal Agent, Issuing Agent and Paying Agent

Mizuho Corporate Bank, Ltd. for both the First Series Bonds and the Second Series Bonds

17. Underwriters

JPMorgan Securities Japan Co., Limited
Daiwa Securities SMBC Co. Ltd.

18. Use of Funds

It is scheduled to be used to fund the acquisition of Specified Assets as defined in Article 2, Paragraph 1 of the Law Concerning Investment Trusts and Investment Corporations of Japan and to repay the Investment Corporation's debt financing.

19. Future Prospects

After taking future conditions into consideration, the Investment Corporation will announce the impact of the issuance of investment corporation bonds on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) once it has been ascertained.

EXHIBIT II.19

[ENGLISH TRANSLATION]

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown	After Drawdown	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	67,700	67,700	–
Investment corporation bonds	0	27,000	27,000
Total interest-bearing debt	103,700	130,700	27,000

The debt ratio figure as of the end of April calculated by using the formula below will be announced at a later date once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.20

Notice of Acquisition of Asset, dated April 16, 2007 (English Translation).

[ENGLISH TRANSLATION]

April 16, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Asset

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to acquire the following property as detailed below.

1. Overview of Acquisition

(1) Property Number and Name	Office B-4 Esaka Toyo Building (the "Property")
(2) Asset Type	Trust beneficial interests representing beneficial interests in a trust that holds title to a property (trust beneficial interests in real estate)
(3) Acquisition Price	14,500,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which Purchase Agreement will be Entered	April 17, 2007
(5) Scheduled Acquisition Date	April 17, 2007
(6) Seller	Takebashi Holding TMK (*Tokutei Mokuteki Kaisha*)
(7) Financing	Debt financing and proceeds from the issuance of investment corporation bonds

Please refer to the "Notice of Borrowing," dated March 28, 2007 and the "Notice of Issuance of Investment Corporation Bonds," dated April 6, 2007 that were released separately for details relating to the debt financing and issuance of investment corporation bonds.

[ENGLISH TRANSLATION]

2. Reason for Acquisition

The Investment Corporation will acquire the Property pursuant to its articles of incorporation and investment policy for the following reason.

(1) Reason	The Property is an office property located in the Shin-Osaka zone of the urban area of Osaka that meets the Investment Corporation's acquisition requirements (size, location, building grade, past tenant(s), etc.). In addition, acquisition of the Property is deemed to be able to enhance the growth potential and stability of the portfolio.
(2) Property Characteristics	(i) Location Attributes and Profitability The Property is directly connected to Esaka Station on Midosuji Line of the Osaka Municipal Subway System. The Property boasts locational advantage and high visibility in the station vicinity which is densely-occupied by sales offices of business entities whose business area covers the northern Osaka region and the locally based service companies. In addition, within close proximity to Shin-Osaka Station, the Property's location is expected to meet the needs of a broad range of tenants, including major manufacturers. For these reasons, the Property has rent levels that are relatively high in the concerned area and is expected to demonstrate stable profitability in the future as well. (ii) Building Features The Property is an office property constructed in 1975 with 20 above-ground floors and 2 below-ground floors. It is comprised of retail space on the first and second floors and primarily of office space on the third through nineteenth floors. The exterior walls have steel plate finishing and the building is well-maintained. Each floor has over 1,000m^2 (300 *tsubos*) of floor space, which is a rare feature in the office rental market in Osaka. The Property can be utilized flexibly, including partitioning the floor as needed.

3. Description of Asset to be Acquired

(1) Property Number and Name		Office B-4 Esaka Toyo Building
(2) Type of Specified Asset		Trust beneficial interests representing beneficial interests in a trust that holds title to a property (trust beneficial interests in real estate)
(3) Acquisition Price		14,500,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Trustee		Mitsubishi UFJ Trust and Banking Corporation
(5) Trust Maturity Date (Note 1)		March 10, 2015
(6) Location (residential indication)		9-1 Toyotsu-cho, Suita-shi, Osaka
(7) Use (Note 2)		Office and retail
(8) Structure		SRC with flat roof; B2/20F
(9) Area/Floor Space	Lot Size	3,929.31m^2
	Floor Space	33,316.53m^2
(10)Form of	Land	Ownership

[ENGLISH TRANSLATION]

Ownership	Building	Ownership
(11) Construction Completion Date		March 31, 1975
(12) PML	PML Percentage	0.37%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(13) Tenant Conditions	Total No. of Tenants (Note 3)	1 (30) (as of April 16, 2007)
	Occupancy Rate at Acquisition	100.0% (as of April 16, 2007)
(14) Collateral		Unsecured
(15) Other Items		Airborne asbestos was used in the refractory coating on steel frames for part of the Property; however Takenaka Corporation completed the asbestos containment work on March 26, 2007. In addition, as a result of the establishment of the Regulations on the Development of Parking Facilities in March 2004, the Property is a so-called *Kizon Futekikaku** building and of the floor-area ratio at the time of initial construction exceeding the current legal floor-area ratio of 600%.

(Note 1) The Investment Corporation intends to change the date to September 30, 2016 promptly after acquiring the Property.

(Note 2) The abovementioned use is the use indicated on the registry.

(Note 3) Indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

* Translator's note: *Kizon Futekikaku* building is a building which technically does not conform to the current laws but nevertheless is not deemed to violate the laws because it was constructed in accordance with the then existing laws and such nonconformity to the laws is a result of subsequent enactments of or amendments to the laws.

4. Overview of Real Estate Appraisal Report

(1) Real Estate Appraiser		All Real Estate Appraisers Network Co., Ltd.
(2) Appraised Date		March 1, 2007
(3) Appraised Price		14,500,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		14,589,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	802,106 thousand yen
	Net Cash Flow (NCF)	758,605 thousand yen
	Cap Rate	5.2%
(5) Price using the DCF Method		14,396,000,000 yen
	Discount Rate	5.0%
	Terminal Cap Rate	5.4%
(6) Price using the Cost Approach		13,408,000,000 yen
	Land Ratio	78.5%
	Building Ratio	21.5%

[ENGLISH TRANSLATION]

(7) Relationship with the Investment Corporation or the Asset Manager	None

5. Overview of the Seller

(1) Company Name	Takebashi Holding TMK (*Tokutei Mokuteki Kaisha*)
(2) Head Office Address	6-56-15 Kameido, Koto-ku, Tokyo
(3) Representative	Junichi Naganawa, Director
(4) Paid-in Capital	500,000 thousand yen (as of March 7, 2007)
(5) Investor	Takebashi Holding TMK (*Tokutei Mokuteki Kaisha*) is a subsidiary of a Delaware limited liability company indirectly held by a real estate private equity fund managed by an affiliate of Morgan Stanley Japan Securities Co., Ltd.
(6) Line of Business	1. Taking over specified assets in accordance with an asset liquidization plan established pursuant to the Law Concerning Liquidation of Assets and all businesses relating to the management and disposal of such assets. 2. All other businesses incidental or relating to the liquidization of the aforementioned specified assets.
(7) Relationship with the Investment Corporation or the Asset Manager	None

6. Status of Parties Relating to the Acquisition of Property

Property Name (Location)	Office B-4 Esaka Toyo Building (Suita city, Osaka)
	Status of Titleholders, etc. to the Property
Name of Company/Person	Takebashi Holding TMK (*Tokutei Mokuteki Kaisha*)
Relationship with Related Party	A party other than a related party
Acquisition Background, Reason, etc.	–
Acquisition Price (including other expenses)	–
Acquisition Timing	–

7. Overview of the Broker

(1) Company Name	Pacific Management Corporation
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Masaru Takatsuka, Representative Director
(4) Commission	435,000,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation	Pacific Management Corporation is a shareholder of the asset manager of the Investment Corporation and is deemed

[ENGLISH TRANSLATION]

or the Asset Manager	to be a related party of the asset manager. Pacific Management Corporation holds 100% of the asset manager's equity interest.

8. Matters concerning the Design, etc. of the Asset to be Acquired

Property Number and Name	Office B-4 Esaka Toyo Building
(1) Owner	Takenaka Corporation
(2) Building Contractor	Takenaka Corporation
(3) Building Designer	Takenaka Corporation
(4) Structural Designer	Takenaka Corporation
(5) Building Verification Agency	Local government building official (Suita city)
(6) Building Verification Inspection Agency	Local government building official (Suita city)
(7) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Ltd., which is an independent third party institution, to verify the data entered, assumption and result of the calculation contained in the structural calculation document of the property, has received a written report (report on the verification of structural calculation document, etc.) stating that the structural calculation document and structural drawings contain no particular items that suggest fabrication, etc. and no particular items that question the earthquake resistance compliance of the Property with the Building Standards Law of Japan at the time of design, and confirmed the above points.

9. Related Party Transactions Involving the Asset Manager with respect to the Acquired Assets

In connection with brokerage relating to acquisition of the Property, the asset manager has undergone deliberation and resolution by its Compliance Committee, which included an outside committee member, deliberation and resolution by its Investment Committee, and deliberation and resolution by its board of directors in entering into agreements with such related parties in accordance with its policies regarding related party transactions.

10. Future Prospects

After taking future conditions into consideration, the Investment Corporation will announce the impact of the acquisition of the Property on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) once it has been ascertained.

EXHIBIT II.20

[ENGLISH TRANSLATION]

<Attachment 1> Map of the Property
<Attachment 2> Photo of the Façade of the Property
<Attachment 3> Portfolio List After Acquiring the Property

EXHIBIT II.20

[ENGLISH TRANSLATION]

<ATTACHMENT 1> Map of the Property
[Map of the Property and surrounding area is omitted]

< ATTACHMENT 2> Photo of the Façade of the Property
[Photo of the façade of the Property is omitted]

< ATTACHMENT 3> Portfolio List After Acquisition of the Property

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	8.37%
Central Area	Urban Area of Tokyo	Office A-2	Korakuen Shinjuku Building	Shinjuku ward, Tokyo	15,100	6.98%
Central Area	Urban Area of Tokyo	Office A-3	Dai-ichi Tsukiji Building	Chuo ward, Tokyo	11,100	5.13%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.73%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.55%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 5)	Yokohama city, Kanagawa	7,110	3.29%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	2.17%
Central Area	Urban Area of Tokyo	Office A-8	Asahi Seimei Ohmori Building	Ota ward, Tokyo	3,920	1.81%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building (formerly, Shuwa Akasaka 6chome Building) (Note 5)	Minato ward, Tokyo	3,385	1.56%
Central Area	Urban Area of Tokyo	Office A-10	Jinnan Flag Tower	Shibuya ward, Tokyo	3,050	1.41%
Central Area	Urban Area of Tokyo	Office A-11	Nissin Nihonbashi Building	Chuo ward, Tokyo	2,550	1.18%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke (formerly, Nichijukin Akasaka Building) (Note 5)	Minato ward, Tokyo	2,450	1.13%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	1.02%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.80%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.79%

[ENGLISH TRANSLATION]

Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama (formerly, Shin-Yokohama Benex S-1) (Note 5)	Yokohama city, Kanagawa	1,700	0.79%
Central Area	Urban Area of Tokyo	Office A-17	Pearl Iidabashi Building	Chiyoda ward, Tokyo	1,600	0.74%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.60%
Central Area	Urban Area of Tokyo	Office A-19	Iwamotocho 163 Building (formerly, Shuwa Dai-3 Iwamotocho Building) (Note 5)	Chiyoda ward, Tokyo	1,130	0.52%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.52%
Central Area	Urban Area of Tokyo	Office A-21	TS Hodogaya Building	Yokohama city, Kanagawa	1,100	0.51%
Central Area	Urban Area of Tokyo	Office A-22	Shinkawa M Building	Chuo ward, Tokyo	3,540	1.64%
Central Area	Urban Area of Tokyo	Office A-23	Uchikanda Central Building	Chiyoda ward, Tokyo	2,060	0.95%
Central Area	Urban Area of Tokyo	Office A-24	Mejiro Toyo Building	Toshima ward, Tokyo	2,008	0.93%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	4.14%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi (formerly, Higoshi TS Building) (Note 5)	Osaka city, Osaka	5,573	2.58%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	Nagoya city, Aichi	5,180	2.39%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Esaka Toyo Building	Suita city, Osaka	14,500	6.70%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo (formerly, Sapporo Excellent Building) (Note 5)	Sapporo city, Hokkaido	2,250	1.04%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building (formerly, Chiyoda Seimei Shin-Sapporo Building) (Note 5)	Sapporo city, Hokkaido	1,225	0.57%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	14.70%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.62%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.71%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.67%

[ENGLISH TRANSLATION]

Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.52%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.17%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	6.98%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.48%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.63%
–	Total	–	–	–	216,336	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficial interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) The name of each respective property was changed, effective April 1, 2007. Please refer to the "Notice of Changes in the Names of Portfolio Assets," dated March 19, 2007 for details.

Exhibit II.21

Notice of Acquisition of Asset, dated April 17, 2007 (English Translation).

[ENGLISH TRANSLATION]

April 17, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Asset

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to acquire the following property as detailed below.

1. Overview of Acquisition

(1) Property Number and Name	Office A-25 Kawasaki East One Building (the "Property")
(2) Asset Type	Real estate
(3) Acquisition Price	15,100,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which Purchase Agreement will be Entered	April 20, 2007
(5) Scheduled Acquisition Date (Note)	A date no later than June 15, 2007 separately agreed between the seller and buyer
(6) Seller	Daisho Co. Ltd.
(7) Financing	Proceeds from the issuance of investment corporation bonds

(Note) The scheduled acquisition date will be announced promptly once decided.

Please refer to the "Notice of Issuance of Investment Corporation Bonds," dated April 6, 2007 that was released separately for details relating to the issuance of investment corporation bonds.

[ENGLISH TRANSLATION]

2. Reason for Acquisition

The Investment Corporation will acquire the Property pursuant to its articles of incorporation and investment policy for the following reason.

(1) Reason	The Property is an office property in the Tokaido Line zone of the urban area of Tokyo that meets the Investment Corporation's acquisition requirements (size, location, building grade, past tenant(s), etc.). In addition, acquisition of the Property is deemed to be able to enhance the growth potential and stability of the portfolio.
(2) Property Characteristics	(i) Location Attributes and Profitability The Property faces the rotary in front of the east exit of Kawasaki Station on the JR Line. The Property boasts locational advantage and high visibility in the station vicinity, which is densely-occupied by corporate sales offices of businesses including manufacturers located along the JR Tokaido Line and service companies located in front of the station. As such, it is recognized as having rare features for an office property. Moreover, due to developments in the area surrounding Kawasaki Station, the Property's competitiveness as an office property in the concerned area is improving. Therefore, the Investment Corporation expects that the Property will meet a wide range of tenants needs. For these reasons, the Property is expected to maintain high rent levels in the concerned area and to demonstrate stable profitability. (ii) Building Features The Property is an office property constructed in August 2004 with 13 above-ground floors and 1 below-ground floor. The first through third floors of the building are used as retail space and the fourth through thirteenth floors are primarily used as office space. The building has aluminum curtain walls and granite placing PC panels for its exterior walls and is well-maintained. With each floor having about 500m^2 (150 *tsubos*) of floor space, which may be partitioned up to four parts, the Property is expected to be able to accommodate a wide range of tenant needs.

3. Description of Asset to be Acquired

(1) Property Number and Name	Office A-25 Kawasaki East One Building
(2) Type of Specified Asset	Real estate
(3) Acquisition Price	15,100,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Location (Note 1)	11-1 Ekimaehon-cho, Kawasaki-ku, Kawasaki-shi, Kanagawa
(5) Use (Note 2)	Office, retail and parking lot

[ENGLISH TRANSLATION]

(6) Structure		S/SRC with flat roof; B1/13F
(7) Area/Floor Space	Lot Size	1,183.52m^2
	Floor Space	10,494.86m^2 (floor space of the portion under compartmentalized ownership)
(8) Form of Ownership	Land	Ownership (Co-ownership interest: 1,049,486 out of 1,054,848)
	Building	Compartmentalized ownership
(9) Construction Completion Date		August 18, 2004
(10) PML	PML Percentage	7.22%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(11) Tenant Conditions	Total No. of Tenants (Note 3)	– (37) (as of April 17, 2007)
	Occupancy Rate at Acquisition (Note 4)	95.5% (as of April 17, 2007)
(12) Collateral		Unsecured
(13) Other Items		A soil environment investigation conducted by Tokyo Kantei Co., Ltd., which was undertaken as part of the Investment Corporation's due diligence in connection with its acquisition of the Property, revealed that the level of tetrachloroethylene (which is used as a dry cleaning solvent, etc.), a substance designated as Class 1 Specific Harmful Substances (volatile organic compounds) under the Soil Contamination Countermeasures Law, contained in the soil of the land where the Property is located exceed the prescribed standard. Therefore, excavation and decontamination work, etc. are being conducted for the concerned contaminated soil. This work is scheduled to be completed by the scheduled acquisition date. The Investment Corporation is scheduled to receive a decontamination report prepared by a third party after the work has been completed.

(Note 1) A residential address is yet to be assigned. Instead, the location of the building indicated on the registry is shown.

(Note 2) The abovementioned use is the use indicated on the registry.

(Note 3) Indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

(Note 4) A notice of cancellation has been received from a tenant who is scheduled to leave on April 24, 2007 (applicable leased floor space: 191.01m^2) and the occupancy rate after the departure of such tenant is expected to be 92.9%. The occupancy rate is rounded down to the first decimal place.

[ENGLISH TRANSLATION]

4. Overview of Real Estate Appraisal Report

(1) Real Estate Appraiser		Location Analysis & Appraisal Institute
(2) Appraised Date		March 15, 2007
(3) Appraised Price		14,300,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		14,600,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	651,075 thousand yen
	Net Cash Flow (NCF)	641,688 thousand yen
	Cap Rate	4.4%
(5) Price using the DCF Method		14,100,000,000 yen
	Discount Rate	4.1%
	Terminal Cap Rate	4.5%
(6) Price using the Cost Approach		5,990,000,000 yen
	Land Ratio	58.6%
	Building Ratio	41.4%
(7) Relationship with the Investment Corporation or the Asset Manager		None

5. Overview of the Seller

(1) Company Name (Note)	Daisho Co. Ltd.
(2) Head Office Address	5-9-19 Minami-Aoyama, Minato-ku, Tokyo
(3) Representative	Katsumi Tada, Representative Director
(4) Paid-in Capital	90,000 thousand yen (as of April 10, 2007)
(5) Major Shareholder	Undisclosed by the seller.
(6) Line of Business	1. Non-life insurance agency work 2. Work related to investing in stocks, corporate bonds, etc. 3. Property management services 4. All other businesses incidental to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	None

(Note) The titleholder of the Property on the real estate registry is Daisho TDA Co. Ltd. as of April 17, 2007. On April 1, 2007, the seller, Daisho Co. Ltd., merged with Daisho TDA Co. Ltd. and one other company through absorption of these firms into Daisho Co. Ltd. At the time of settlement of the deal, the registration to change the trade name on the real estate registry to Daisho Co. Ltd. will be filed, thereafter the registration for the title transfer to the Investment Corporation will be filed.

[ENGLISH TRANSLATION]

6. Status of Parties Relating to the Acquisition of Property

Property Name (Location)	Office A-25 Kawasaki East One Building (Kawasaki city, Kanagawa)
	Status of Titleholders, etc. to the Property
Name of Company/Person (Note)	Daisho Co. Ltd.
Relationship with Related Party	A party other than a related party
Acquisition Background, Reason, etc.	–
Acquisition Price (including other expenses)	–
Acquisition Timing	–

(Note) The titleholder of the Property on the real estate registry is Daisho TDA Co. Ltd. as of April 17, 2007. On April 1, 2007, the seller, Daisho Co. Ltd., merged with Daisho TDA Co. Ltd. and one other company through absorption of these firms into Daisho Co. Ltd. At the time of settlement of the deal, the registration to change the trade name on the real estate registry to Daisho Co. Ltd. will be filed, thereafter the registration for the title transfer to the Investment Corporation will be filed.

7. Overview of the Broker

(1) Company Name	Mitsubishi UFJ Trust and Banking Corporation
(2) Head Office Address	1-4-5 Marunouchi, Chiyoda-ku, Tokyo
(3) Representative	Haruya Uehara, Representative Director
(4) Commission	TBD
(5) Relationship with the Investment Corporation or the Asset Manager	Mitsubishi UFJ Trust and Banking Corporation is the Investment Corporation's general administrator (transfer agent and administrative matters relating to administration of the Investment Corporation) but is deemed not to be a related party as defined in the asset manager's policies regarding related party transactions.

8. Matters concerning the Design, etc. of the Asset to be Acquired

Property Number and Name	Office A-25 Kawasaki East One Building
(1) Owner	Daisho TDA Co. Ltd.
(2) Building Contractor	Yokohama Branch, Kajima Corporation
(3) Building Designer	Toyabe Architects & Associates
(4) Structural Designer	Takumi Orimoto Structural Engineers & Associates
(5) Building Verification Agency	Local government building official (Kawasaki city)
(6) Building Verification Inspection Agency	Local government building official (Kawasaki city)
(7) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Ltd., which is an independent third party

		institution, to verify the data entered, assumption and result of the calculation contained in the structural calculation document of the property, has received a written report (report on the verification of structural calculation document, etc.) stating that the structural calculation document and structural drawings contain no particular items that suggest fabrication, etc. and no particular items that question the earthquake resistance compliance of the Property with the Building Standards Law of Japan at the time of design, and confirmed the above points.

9. Deliberation and Resolution on Acquisition of the Property

The asset manager, at the discretion of its Compliance Officer, has added the acquisition of the Property as an agenda for discussion by its Compliance Committee, which included an outside committee member, from the perspective of (a) acquisition at the scheduled acquisition price that exceeds the appraised price and (b) countermeasures in relation to soil contamination, decontamination timing and decontamination costs, and has undergone deliberation and resolution by all members of the Committee.

Moreover, in the ordinary acquisition decision-making process, the asset manager has undergone deliberation and resolution by its Investment Committee, which included an outside committee member, and by its board of directors based on the above perspectives.

Furthermore, for the purpose of confirmation that the requirements mentioned in "3. Description of Asset to be Acquired; (13) Other Items" are met, another deliberation and resolution by its Compliance Committee and another deliberation and resolution by its board of directors are scheduled when the acquisition date is determined.

10. Future Prospects

After taking future conditions into consideration, the Investment Corporation will announce the impact of the acquisition of the Property on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) once it has been ascertained.

<Attachment 1> Map of the Property
<Attachment 2> Photo of the Façade of the Property
<Attachment 3> Portfolio List After Acquiring the Property

[ENGLISH TRANSLATION]

<ATTACHMENT 1> Map of the Property
[Map of the Property and surrounding area is omitted]

< ATTACHMENT 2> Photo of the Façade of the Property
[Photo of the façade of the Property is omitted]

< ATTACHMENT 3> Portfolio List Following Acquisition of the Property

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.82%
Central Area	Urban Area of Tokyo	Office A-2	Korakuen Shinjuku Building	Shinjuku ward, Tokyo	15,100	6.52%
Central Area	Urban Area of Tokyo	Office A-3	Dai-ichi Tsukiji Building	Chuo ward, Tokyo	11,100	4.80%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.49%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.32%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 5)	Yokohama city, Kanagawa	7,110	3.07%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	2.03%
Central Area	Urban Area of Tokyo	Office A-8	Asahi Seimei Ohmori Building	Ota ward, Tokyo	3,920	1.69%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building (formerly, Shuwa Akasaka 6chome Building) (Note 5)	Minato ward, Tokyo	3,385	1.46%
Central Area	Urban Area of Tokyo	Office A-10	Jinnan Flag Tower	Shibuya ward, Tokyo	3,050	1.32%
Central Area	Urban Area of Tokyo	Office A-11	Nissin Nihonbashi Building	Chuo ward, Tokyo	2,550	1.10%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke (formerly, Nichijukin Akasaka Building) (Note 5)	Minato ward, Tokyo	2,450	1.06%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.95%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.75%

[ENGLISH TRANSLATION]

Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.74%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama (formerly, Shin-Yokohama Benex S-1) (Note 5)	Yokohama city, Kanagawa	1,700	0.73%
Central Area	Urban Area of Tokyo	Office A-17	Pearl Iidabashi Building	Chiyoda ward, Tokyo	1,600	0.69%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.56%
Central Area	Urban Area of Tokyo	Office A-19	Iwamotocho 163 Building (formerly, Shuwa Dai-3 Iwamotocho Building) (Note 5)	Chiyoda ward, Tokyo	1,130	0.49%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.48%
Central Area	Urban Area of Tokyo	Office A-21	TS Hodogaya Building	Yokohama city, Kanagawa	1,100	0.48%
Central Area	Urban Area of Tokyo	Office A-22	Shinkawa M Building	Chuo ward, Tokyo	3,540	1.53%
Central Area	Urban Area of Tokyo	Office A-23	Uchikanda Central Building	Chiyoda ward, Tokyo	2,060	0.89%
Central Area	Urban Area of Tokyo	Office A-24	Mejiro Toyo Building	Toshima ward, Tokyo	2,008	0.87%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	6.52%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	3.87%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi (formerly, Higoshi TS Building) (Note 5)	Osaka city, Osaka	5,573	2.41%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	Nagoya city, Aichi	5,180	2.24%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Esaka Toyo Building	Suita city, Osaka	14,500	6.27%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo (formerly, Sapporo Excellent Building) (Note 5)	Sapporo city, Hokkaido	2,250	0.97%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building (formerly, Chiyoda Seimei Shin-Sapporo Building) (Note 5)	Sapporo city, Hokkaido	1,225	0.53%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	13.74%

[ENGLISH TRANSLATION]

Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.51%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.76%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.62%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.48%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.09%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	6.52%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.38%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.39%
–	Total	–	–	–	231,436	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficial interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) The name of the respective properties was changed, effective April 1, 2007. Please refer to "Notice of Change in Name of Portfolio Assets" dated March 19, 2007 for details.

Exhibit II.22

Brief Statement of Periodic Financial Results and Forecasts (*Kessan Tanshin*) for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007), dated April 25, 2007 (English Translation).

[ENGLISH TRANSLATION]

April 25, 2007

Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)

Name of REIT Issuer: **Nippon Commercial Investment Corporation** Stock Exchange: Tokyo Stock Exchange
Securities Identification Code: 3229 (URL: http://www.nci-reit.co.jp/) Location of Principal Executive Office: Tokyo
Contact: (Asset Manager) Pacific Commercial Investment Corporation
Title of Representative in Charge: Director, and General Manager of Administration Division
Name: Tetsuya Saito TEL: +81-(0)3-5251-3810
Date of board of directors' meeting to approve financial results: April 25, 2007
Start date for dividend payments: May 24, 2007 (planned)

1. Operating Results and Financial Position for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)

(1) Operating Results

(Rounded down to the nearest million yen)

	Operating Revenues		Operating Income (Loss)		Ordinary Income (Loss)		Net Income (Loss)	
	(in millions of yen)	%	(in millions of yen)	%	(in millions of yen)	%	(in millions of yen)	%
Fiscal period ended February 2007	5,616	—	3,562	—	2,477	—	2,470	—
Fiscal period ended August 2006	—	—	(9)	—	(16)	—	(9)	—

	Net Income (Loss) per Unit	Ratio of Net Income (Loss) to Net Assets	<Reference> Annualized	Ratio of Ordinary Income (Loss) to Total Assets	<Reference> Annualized	Ratio of Ordinary Income (Loss) to Operating Income
	(in yen)	%	%	%	%	%
Fiscal period ended February 2007	11,160	4.1	9.7	2.1	4.9	44.1
Fiscal period ended August 2006	(49,562)	(10.4)	(19.9)	(13.0)	(24.9)	—

(Notes)
1) The fiscal period ended February 2007 consisted of 181 operating days from September 1, 2006 to February 28, 2007; however, actual asset management period of Nippon Commercial Investment Corporation consisted of 156 days from September 26, 2006 to February 28, 2007.
2) The net income (loss) per unit for the fiscal period ended February 2007 was calculated by dividing the net income (loss) during such fiscal period by the average number of investment units issued and outstanding during such fiscal period (221,341 units).
The net income (loss) per unit for the fiscal period ended August 2006 was calculated by dividing the net income (loss) during such fiscal period by the average number of investment units issued and outstanding during such fiscal period (200 units).
3) Changes in accounting policies: None.
4) Annualized percentage figures for the fiscal period ended February 2007 = Percentage of figures for the relevant fiscal period ÷ Number of days from the beginning of the fiscal period to the end of the fiscal period (156 days) × 365 (days).
Annualized percentage figures for the fiscal period ended August 2006 = Percentage of figures for the relevant fiscal period ÷ Number of days from the beginning of the fiscal period to the end of the fiscal period (191 days) × 365 (days).
5) The ratio of net income (loss) to net assets and the ratio of ordinary income (loss) to total assets were calculated using the average of the net assets and total assets, respectively, as of the beginning and end of the fiscal period.

(2) Distribution Performance

(Total distributions are rounded down to the nearest million yen)

	Distribution per Unit (excluding distributions in excess of earnings)	Total Distributions	Distribution in Excess of Earnings per Unit	Total Distributions in Excess of Earnings	Dividend Payout Ratio	Ratio of Distributions to Net Assets
	(in yen)	(in millions of yen)	(in yen)	(in yen)	%	%
Fiscal period ended February 2007	9,558	2,460	—	—	99.5	2.1
Fiscal period ended August 2006	—	—	—	—	—	—

(Note) The dividend payout ratio is rounded down to the first decimal place.

[ENGLISH TRANSLATION]

(3) Financial Position

(Total assets and net assets are rounded down to the nearest million yen)

	Total Assets	Net Assets	Ratio of Net Assets to Total Assets	Net Assets per Unit
	(in millions of yen)	(in millions of yen)	%	(in yen)
Fiscal period ended February 2007	234,360	119,074	50.8	462,606
Fiscal period ended August 2006	148	90	60.5	450,438

(Note) Number of investment units issued and outstanding at the end of the fiscal period ended August 2006: 200 units
Number of investment units issued and outstanding at the end of the fiscal period ended February 2007: 257,400 units

2. Management Forecasts for the Fiscal Periods Ending August 2007 (from March 1, 2007 to August 31, 2007) and February 2008 (from September 1, 2007 to February 29, 2008)

(Operating revenues, ordinary income and net income are rounded down to the nearest million yen)

	Operating Revenues	Ordinary Income	Net Income	Distribution per Unit (excluding distributions in excess of earnings)	Distribution in Excess of Earnings per Unit
	(in millions of yen)	(in millions of yen)	(in millions of yen)	(in yen)	(in yen)
Fiscal period ending August 2007	7,511	3,063	3,063	11,900	—
Fiscal period ending February 2008	7,838	2,703	2,703	10,500	—

(Reference)

Forecasted net income per unit: (Fiscal period ending February 2007) 11,900 yen
Expected number of investment units issued and outstanding at the end of the fiscal period: 257,400 units.
Forecasted net income per unit: (Fiscal period ending August 2007) 10,500 yen
Expected number of investment units issued and outstanding at the end of the fiscal period: 257,400 units.

(Note)

The above forecasted figures are the current figures calculated based on the assumptions set forth in the attachment. The actual operating revenues, ordinary income, net income and distribution per unit may vary depending on various factors. Moreover, the management forecasts set forth herein should not be construed as a guarantee of future distribution amounts.

ATTACHMENT

[Omitted.]

Exhibit II.23

(Amended) Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007), dated April 27, 2007 (English Translation).

[ENGLISH TRANSLATION]

April 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

<u>(Amended) Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)</u>

The "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)," released on April 25, 2007, contained certain errors. The Nippon Commercial Investment Corporation (the "Investment Corporation") hereby corrects the errors as follows.

1. Amended Sections

Attachment to the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)"

[Omitted since the translation of the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)" does not contain translation of the Attachment.]

Exhibit II.24

Notice of Borrowing (Status of Interest-Bearing Debt), dated May 7, 2007 (English Translation).

[ENGLISH TRANSLATION]

May 7, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt as follows for existing borrowings taken out by the Investment Corporation.

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of March 2007 have been ascertained. Accordingly, the Investment Corporation hereby informs you of the status of interest-bearing debt as outlined in the attachment.

The Investment Corporation will continue to inform you of variances in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been ascertained.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of December 2006	As of the end of March 2007	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	60,700	67,700	7,000
Total interest-bearing debt	96,700	103,700	7,000
Debt ratio (Note)	44.7 %	45.0 %	0.3 %

(Note) About the Debt Ratio

The debt ratio as of the end of the respective month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- The figures shown below are used as the figures for the respective items of the abovementioned formula in calculating the debt ratio set forth in the loan agreements. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculations.

(in millions of yen)

	As of the end of December 2006	As of the end of March 2007
Total liabilities	115,851	121,914
Deposits, guarantees, etc. held in reserve	17,210	16,758
Total assets	234,390	241,760
Difference between appraised value and acquisition price	3,064	8,566 *

* The figure was changed reflecting the revision of the appraised value at the end of the fiscal period, *i.e.*, using the appraised value as of February 28, 2007. Please refer to the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)," released on April 25, 2007 for details.

The above figures have not yet been audited by the Investment Corporation's accounting auditor and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.25

Notice of Examination on Elevator Manufacture and Maintenance, dated May 7, 2007 (English Translation).

[ENGLISH TRANSLATION]

May 7, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Examination on Elevator Manufacture and Maintenance

Nippon Commercial Investment Corporation (the "Investment Corporation") examined the manufacturing and maintenance management of elevators installed at properties which the Investment Corporation has acquired or has decided to acquire. Below is a report of such examination.

[Status of Elevators Involving the Nippon Otis Elevator Company]

Property name	Number of elevators manufactured by Nippon Otis Elevator Company installed at the property	Number of elevators maintained by Nippon Otis Elevator Company installed at the property
Urban Square Yaesu Building	2	2

To date, the Investment Corporation has not received any reports regarding failures or malfunctions of the abovementioned elevators as part of Nippon Otis Elevator Company's periodic inspections, etc. or any reports regarding any accidents or incidents, etc. in relation to the abovementioned elevators. As a precautionary measure, the Investment Corporation is scheduled to have Nippon Otis Elevator Company conduct additional inspections of the elevators.

The Investment Corporation will promptly release another announcement if it finds any reportable facts in the future.

Exhibit II.26

Notice of Acquisition of Asset (Determination of Scheduled Acquisition Date and Commission), dated May 29, 2007 (English Translation).

[ENGLISH TRANSLATION]

May 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Asset
(Determination of Scheduled Acquisition Date and Commission)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the scheduled acquisition date and commission were determined today as follows for the acquisition of the asset described in the "Notice of Acquisition of Asset," dated April 17, 2007.

1. Overview of Acquisition

(1) Property Number and Name	Office A-25 Kawasaki East One Building (the "Property")
(2) Asset Type	Real estate
(3) Acquisition Price	15,100,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Date on which Purchase Agreement was Entered	April 20, 2007
(5) Initially Scheduled Acquisition Date	A date no later than June 15, 2007 as agreed between the seller and buyer
(6) Determined Acquisition Date	May 30, 2007
(7) Seller	Daisho Co. Ltd.
(8) Financing	Proceeds from the issuance of investment corporation bonds

Please refer to "Notice of Acquisition of Asset," dated April 17, 2007 for details relating to the acquisition of the concerned asset and "Notice of the Issuance of Investment Corporation Bonds," dated April 6, 2007 for details relating to the issuance of investment

[ENGLISH TRANSLATION]

corporation bonds.

2. Overview of the Broker

(1) Company Name	Mitsubishi UFJ Trust and Banking Corporation
(2) Head Office Address	1-4-5 Marunouchi, Chiyoda-ku, Tokyo
(3) Representative	Haruya Uehara, Representative Director
(4) Commission	453,060,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	Mitsubishi UFJ Trust and Banking Corporation is the Investment Corporation's general administrator (transfer agent and an administrator who provide services relating to administrative matters relating to administration of the Investment Corporation) and is deemed not to be a related party as defined in the asset manager's policies regarding related party transactions.

3. Deliberation and Resolution on Acquisition of the Property

Based on the discretion of the Asset Manager's Compliance Officer, the acquisition of the Property was included as an agenda item of the Asset Manager's Compliance Committee, which includes outside experts, from the perspective of (a) acquiring the Property at the scheduled acquisition price, which exceeds the appraised value, and (b) determining remedial measures to address soil contamination and the time and costs related to removal of the contaminated soil. Such committee deliberated such matters and unanimously resolved to acquire the Property.

In addition, as part of the ordinary decision making process in acquiring assets, the Asset Manager's Investment Committee, which includes outside experts, as well as the Asset Manager's Board of Directors have deliberated on the acquisition of the Property from the above-noted perspectives and resolved to acquire the Property.

Furthermore, as the completion of the above-noted remedial measures relating to soil contamination was a condition to the acquisition of the Property, the Asset Manager's Compliance Committee and the Asset Manager's Board of Directors have had further deliberations and have confirmed that such condition has been satisfied so that the acquisition date can be determined.

4. Future Prospects

The Investment Corporation has incorporated the impact of the acquisition of the Property on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) into the management forecasts that have already been announced in the Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 28, 2007.

Exhibit II.27

(Follow-Up) Notice of Examination on Elevator Manufacture and Maintenance, dated May 30, 2007 (English Translation).

[ENGLISH TRANSLATION]

May 30, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

(Follow-Up) Notice of Examination on Elevator Manufacture and Maintenance

Nippon Commercial Investment Corporation (the "Investment Corporation") received the result of the additional inspections conducted by Nippon Otis Elevator Company which was announced in the "Notice of Examination on Elevator Manufacture and Maintenance," dated May 7, 2007. Below is a report of such inspection.

[Status of Elevators Involving the Nippon Otis Elevator Company]

Property name	Number of elevators manufactured by Nippon Otis Elevator Company installed at the property	Number of elevators maintained by Nippon Otis Elevator Company installed at the property
Urban Square Yaesu Building	2	2

As a result of the additional inspections conducted by Nippon Otis Elevator Company on the main elevator ropes of the abovementioned elevators, it has been confirmed that the main elevator ropes are in proper working order.

The Investment Corporation will promptly issue another announcement if new reportable occurrences are discovered in the future.

Exhibit II.28

Notice of Organizational and Personnel Changes at Asset Manager, dated May 31, 2007 (English Translation).

[ENGLISH TRANSLATION]

May 31, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Organizational and Personnel Changes at Asset Manager

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following decisions on organizational and personnel changes at Pacific Commercial Investment Corporation, which is the asset manager (the "Asset Manager") to which the Investment Corporation entrusts the management of its assets.

1. Director and Corporate Auditor

The Asset Manager decided at a meeting of its board of directors held on May 31, 2007 to recommend the following persons to the Asset Manager's annual general meeting of shareholders scheduled to be held on June 1, 2007 as candidates for director and corporate auditor.

(a) Director Candidate (to assume post on June 1, 2007)
Fumihiko Shimodoumae (new appointment)
Director in charge of Asset Management Divisions 1 and 2, and
General Manager of Asset Management Division 1
Transferred from Pacific Management Corporation upon becoming a director candidate
In conjunction with his appointment as director, Fumihiko Shimodoumae will no longer be a key employee.

(b) Corporate Auditor Candidate (to assume post on June 1, 2007)
Masashi Oshimo (new appointment; full time)

[ENGLISH TRANSLATION]

Seiichi Muramatsu (resignation; part time)
Seiichi Muramatsu's term of office as corporate auditor is yet to expire, but he has submitted a notice expressing his intention to resign as of the conclusion of the annual general meeting of shareholders scheduled to be held on June 1, 2007.

Other directors remain unchanged. However, Tetsuya Saito (director in charge of the Administration Division) will be transferred from Pacific Management Corporation as of June 1, 2007.

2. Organizational Change and Change in Key Employee

The Asset Manager has decided to undertake the following organizational changes and change in key employee at a meeting of its board of directors held on May 31, 2007.

(a) Effective June 1, 2007, the Investment Structuring Division 1 and Investment Structuring Division 2 will be consolidated to form the Investment Structuring Division.

(b) Effective June 1, 2007, the Asset Management Division will be abolished and split into Asset Management Division 1 (in charge of office properties) and Asset Management Division 2 (in charge of retail properties).

(c) Key Employee Subject to Change

(New)	General Manager of Asset Management Division 2	Masahito Suzuki
(Former)	General Manager of Investment Structuring Division	Narutoshi Ueda

3. Purpose of Organizational and Personnel Changes

To strengthen its corporate governance as well as to reinforce its independence from its parent company, the Asset Manager will increase the number of full-time directors, create a full-time auditor position and to increase the number of officers through transfers from its parent company.

In addition, in line with the expansion of the Investment Corporation's portfolio, the Asset Manager will implement organizational change to reinforce its asset management structure focusing on internal growth with the goal of constructing an organization that will maximize returns for unitholders.

When the abovementioned changes are approved at the general meeting of shareholders at the Asset Manager, such changes will be reported to the Commissioner of the Financial Services Agency in accordance with the provisions of the Law Concerning Investment Trust and Investment Corporations. In addition, pursuant to the provisions of the Building Lots and Buildings Transaction Business Law, this matter will be reported to the Minister of Land, Infrastructure and Transport as changes related to the

[ENGLISH TRANSLATION]

discretionary transaction agent license. Additionally, pursuant to the provisions of the Building Lots and Buildings Transaction Business Law, such changes will be reported to the Governor of Tokyo.

<Attachment>

Bio of Director, Corporate Auditor and Key Employee to be Newly Appointed
Organizational Chart

[ENGLISH TRANSLATION]

<ATTACHMENT>

(a) Bio of Director to be Newly Appointed

Title	Name	Bio	
Director (full-time)	Fumihiko Shimodoumae	April 1991	Joined Otsuka Corporation
		January 1993	Joined M.F. Building Management Co., Ltd. (now, Mitsui Fudosan Building Management Co., Ltd.)
		April 1998	Assigned to Business Support Department
		April 2001	Assigned to Sales Section, Sales Department
		September 2004	Joined Pacific Management Corporation
		July 2005	Seconded to Pacific Commercial Investment Corporation Appointed as General Manager of Asset Management Division
		June 2007	To be transferred to Pacific Commercial Investment Corporation To be appointed as Director in charge of Asset Management Divisions 1 and 2, and General Manager of Asset Management Division 1

(b) Bio of Corporate Auditor to be Newly Appointed

Title	Name	Bio	
Corporate Auditor (full-time)	Masashi Oshimo	April 1981	Joined The Kyowa Bank, Ltd. (now, Resona Bank, Limited)
		January 1994	Appointed as Sub Branch Manager of Tenroku Branch
		December 1995	Appointed as Assistant Manager of International Department
		March 1996	Appointed as Chief of Bombay Representative Office
		March 1999	Appointed as Internal Auditor of Internal Auditing Department
		June 1999	Appointed as Branch Manager of Hikone Branch
		July 2001	Seconded to Resona Research Institute Co., Ltd.
		April 2005	Seconded to Sumida Corporation
		June 2006	Seconded to Pacific Commercial Investment Corporation
		May 2007	Resigned from Resona Bank, Limited
		June 2007	To be appointed as Corporate Auditor at Pacific Commercial Investment Corporation

[ENGLISH TRANSLATION]

(c) Bio Summary for Key Employee to be Newly Appointed

Title	Name	Bio	
General Manager of Asset Management Division 2	Masahito Suzuki	April 1985	Joined Mitsui & Co., Ltd.
		January 1996	Seconded to Mitsui & Co. Korea Ltd. Appointed as General Manager of Textile Division
		February 2003	Seconded to Mitsui Bussan Inter-Fashion Ltd. Appointed as Manager of Fourth Business Division
		July 2005	Joined Kosugi Sangyo Co., Ltd. Appointed as Managing Executive Officer, and Manager of Administration Division
		April 2006	Appointed as Director and Vice-President Appointed as Representative Director and President at Minami Corporation
		May 2007	Joined Pacific Management Corporation Seconded to Pacific Commercial Investment Corporation Appointed as Supervisor to Asset Management Division
		June 2007	To be appointed as General Manager of Asset Management Division 2

[ENGLISH TRANSLATION]

(d) Organizational Chart

[Old]


General Meeting of Shareholders
Corporate Auditor
Board of Directors
Investment Committee
Compliance Committee
Chief Executive Officer and President
Compliance Officer
Investment Structuring Division 1
Investment Structuring Division 2
Asset Management Division
Administration Division

[ENGLISH TRANSLATION]

[New]


General Meeting of Shareholders
Corporate Auditor
Board of Directors
Investment Committee
Compliance Committee
Chief Executive Officer and President
Compliance Officer
Investment Structuring Division
Asset Management Division 1
Asset Management Division 2
Administration Division

Exhibit II.29

Notice of Borrowing (Status of Interest-Bearing Debt), dated May 31, 2007 (English Translation).

[ENGLISH TRANSLATION]

May 31, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director and
General Manager of Administration Division
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt as follows for existing borrowings taken out by the Investment Corporation.

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of April 2007 have been ascertained. Accordingly, the Investment Corporation hereby informs you of the status of interest-bearing debt as outlined in the attachment.

The Investment Corporation will continue to inform you of variances in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been ascertained.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of March 2007	As of the end of April 2007	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	67,700	67,700	–
Investment corporation bonds	–	27,000	27,000
Total interest-bearing debt	103,700	130,700	27,000
Debt ratio (Note)	45.0 %	51.3 %	6.3 %

(Note) About the Debt Ratio

The debt ratio as of the end of the respective month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- The figures shown below are used as the figures for the respective items of the abovementioned formula in calculating the debt ratio set forth in the loan agreements. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculations.

(in millions of yen)

	As of the end of March 2007	As of the end of April 2007
Total liabilities	121,914	149,935
Deposits, guarantees, etc. held in reserve	16,758	13,696 *1
Total assets	241,760	270,278
Difference between appraised value and acquisition price	8,566	8,566 *2

*1 The total amount of deposits, guarantees, etc. at the end of April 2007 was 17,696 million yen. However, 4,000 million yen out of that amount was used for "management based on principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds."

*2 The figure was changed reflecting the revision of the appraised value at the end of the fiscal period, *i.e.*, using the appraised value as of February 28, 2007. Please refer to the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007 (from September 1, 2006 to February 28, 2007)," released on April 25, 2007 for details.

[ENGLISH TRANSLATION]

The above figures have not yet been audited by the Investment Corporation's accounting auditor and thus may vary as a result of accounting audits, etc. in the future.

END